






Supplemental Financial Information

For the quarter ended June 30, 2011

August 8, 2011

Table of Contents













CORPORATE PROFILE, FINANCIAL DISCLOSURES, AND SAFE HARBOR



About Sunstone

Sunstone Hotel Investors, Inc. (NYSE:SHO) is a lodging real estate investment trust (REIT) that, as of the date hereof, has interests in 32 hotels (excluding hotels held for sale) with an aggregate of 13,206 rooms primarily in the upper-upscale segment operated under nationally recognized brands such as Marriott, Hyatt, Hilton, Starwood and Fairmont.

The Sunstone team is focused on maximizing shareholder value through a comprehensive, cycle-appropriate approach to portfolio management. Sunstone's strategy is predicated on:

- Acquiring upper-upscale and luxury hotels with nationally recognized brands in markets with high barriers to entry;
- Enhancing the value of our hotels through major capital projects and repositionings;
- Optimizing the performance of our portfolio through aggressive asset management;
- Recycling capital through opportunistic dispositions of assets that are not expected to generate returns above our risk-adjusted cost of capital; and
- Minimizing our cost of capital through disciplined balance sheet management.

Corporate Headquarters
120 Vantis**,** Suite 350
Aliso Viejo, CA 92656
(949) 330-4000

Company Contacts
Ken Cruse
President & Chief Executive Officer
(949) 382-3012

John V. Arabia
Executive Vice President of Corporate Strategy & Chief Financial Officer
(949) 382-3008

Bryan Giglia
Senior Vice President – Corporate Finance
(949) 382-3036

        

Forward-Looking Statement

This press release contains forward-looking statements within the meaning of federal securities laws and regulations. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will" and other similar terms and phrases, including references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to: volatility in the debt or equity markets affecting our ability to acquire or sell hotel assets; national and local economic and business conditions, including the likelihood of a prolonged U.S. recession; the ability to maintain sufficient liquidity and our access to capital markets; potential terrorist attacks, which would affect occupancy rates at our hotels and the demand for hotel products and services; operating risks associated with the hotel business; risks associated with the level of our indebtedness and our ability to meet covenants in our debt and equity agreements; relationships with property managers and franchisors; our ability to maintain our properties in a first-class manner, including meeting capital expenditure requirements; our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures; changes in travel patterns, taxes and government regulations, which influence or determine wages, prices, construction procedures and costs; our ability to identify, successfully compete for and complete acquisitions; the performance of hotels after they are acquired; necessary capital expenditures and our ability to fund them and complete them with minimum disruption; our ability to continue to satisfy complex rules in order for us to qualify as a REIT for federal income tax purposes; and other risks and uncertainties associated with our business described in the Company's filings with the Securities and Exchange Commission. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. All forward-looking information in this presentation is as of August 8, 2011, and the Company undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in the Company's expectations.

This presentation should be read in conjunction with the consolidated financial statements and notes thereto included in our most recent reports on Form 10-K and Form 10-Q. Copies of these reports are available on our website at www.sunstonehotels.com and through the SEC's Electronic Data Gathering Analysis and Retrieval System ("EDGAR") at www.sec.gov.











Non-GAAP Financial Measures

We present the following non-GAAP financial measures that we believe are useful to investors as key measures of our operating performance: (1) Earnings Before Interest Expense, Taxes, Depreciation and Amortization, or EBITDA; (2) Adjusted EBITDA (as defined below); (3) Funds From Operations, or FFO; (4) Adjusted FFO (as defined below); and (5) comparable portfolio hotel EBITDA and comparable portfolio hotel EBITDA margin for the purpose of our operating margins.

EBITDA represents income available (loss attributable) to common stockholders excluding: (1) non-controlling interests; (2) preferred stock dividends; (3) interest expense; (4) provision for income taxes, including income taxes applicable to sale of assets; and (5) depreciation and amortization. In addition, we have presented Adjusted EBITDA, which excludes: (1) amortization of deferred stock compensation; (2) the impact of any gain or loss from asset sales; (3) impairment charges; and (4) other adjustments we have identified in this release. We believe EBITDA and Adjusted EBITDA are useful to investors in evaluating our operating performance because these measures help investors evaluate and compare the results of our operations from period to period by removing the impact of our capital structure (primarily interest expense and preferred stock dividends) and our asset base (primarily depreciation and amortization) from our operating results. We also use EBITDA and Adjusted EBITDA as measures in determining the value of hotel acquisitions and dispositions. Reconciliations of income available (loss attributable) to common stockholders to EBITDA and Adjusted EBITDA are set forth on pages 36 – 49. We believe comparable portfolio hotel EBITDA and comparable portfolio hotel EBITDA margin are also useful to investors in evaluating our property-level operating performance.

We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group. The Board of Governors of NAREIT in its March 1995 White Paper (as clarified in November 1999 and April 2002) defines FFO to mean income available (loss attributable) to common stockholders (computed in accordance with GAAP), excluding non-controlling interests, gains and losses from sales of property, plus real estate-related depreciation and amortization (excluding amortization of deferred financing costs), and after adjustment for unconsolidated partnerships and joint ventures. We also present Adjusted FFO, which excludes prepayment penalties, written-off deferred financing costs, impairment losses and other adjustments we have identified in this release. We believe that the presentation of FFO and Adjusted FFO provide useful information to investors regarding our operating performance because they are measures of our operations without regard to specified non-cash items such as real estate depreciation and amortization, gain or loss on sale of assets and certain other items which we believe are not indicative of the performance of our underlying hotel properties. We believe that these items are more representative of our asset base and our acquisition and disposition activities than our ongoing operations. We also use FFO as one measure in determining our results after taking into account the impact of our capital structure. Reconciliations of income available (loss attributable) to common stockholders to FFO and Adjusted FFO are set forth on pages 36 – 49.

        

Our 32 hotel comparable portfolio includes all hotels owned by the Company as of June 30, 2011, excluding the Valley River Inn, which has been classified as Held for Sale as of June 30, 2011 and included in discontinued operations for all periods presented, due to its probable sale within the next year. The 32 hotel comparable portfolio also includes operating results for the Renaissance Westchester during the period it was held in receivership prior to the Company's reacquisition in June 2010, as well as prior ownership results for the Doubletree Guest Suites Times Square acquired by the Company in January 2011, the JW Marriott New Orleans acquired by the Company in February 2011, and the Hilton San Diego Bayfront acquired by the Company in April 2011.

We caution investors that amounts presented in accordance with our definitions of EBITDA, Adjusted EBITDA, FFO, Adjusted FFO, comparable portfolio hotel EBITDA and comparable portfolio hotel EBITDA margin may not be comparable to similar measures disclosed by other companies, because not all companies calculate these non-GAAP measures in the same manner. EBITDA, Adjusted EBITDA, FFO, Adjusted FFO, comparable portfolio hotel EBITDA and comparable portfolio hotel EBITDA margin should not be considered as an alternative measure of our net income (loss), operating performance, cash flow or liquidity. EBITDA, Adjusted EBITDA, FFO, Adjusted FFO, comparable portfolio hotel EBITDA and comparable portfolio hotel EBITDA margin may include funds that may not be available for our discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions and other commitments and uncertainties. Although we believe that EBITDA, Adjusted EBITDA, FFO, Adjusted FFO, comparable portfolio hotel EBITDA and comparable portfolio hotel EBITDA margin can enhance an investor's understanding of our results of operations, these non-GAAP financial measures, when viewed individually, are not necessarily a better indicator of any trend as compared to GAAP measures such as net income (loss) or cash flow from operations. In addition, you should be aware that adverse economic and market conditions may harm our cash flow.











CORPORATE FINANCIAL INFORMATION

        

Consolidated Balance Sheets
Q2 2011 – Q2 2010

(In thousands)	6/30/2011 [1]	3/31/2011 [2]	12/31/2010 [3]	9/30/2010 [4]	6/30/2010 [5]
Assets					
Investment in hotel properties:					
Land	$ 265,108	$ 266,914	$ 274,590	$ 274,591	$ 239,564
Buildings & improvements	2,601,310	2,175,430	1,964,535	1,958,697	1,874,199
Furniture, fixtures, & equipment	329,826	295,691	258,962	254,893	251,144
Other	205,253	186,548	73,899	53,171	43,969
	3,401,497	2,924,583	2,571,986	2,541,352	2,408,876
Less accumulated depreciation & amortization	(587,560)	(562,720)	(537,763)	(513,270)	(489,751)
	$ 2,813,937	$ 2,361,863	$ 2,034,223	$ 2,028,082	$ 1,919,125
Other real estate investments:					
Land	2,768	2,768	2,768	2,768	2,768
Buildings & improvements	9,297	9,297	9,297	9,296	9,297
Furniture, fixtures, & equipment	4,897	6,796	6,687	6,497	6,420
Other	787	498	304	188	231
Less accumulated depreciation	(6,109)	(7,250)	(7,044)	(6,849)	(6,658)
	11,640	12,109	12,012	11,900	12,058
Investments in unconsolidated joint ventures	-	-	246	449	543
Other assets, net	137,210	59,787	26,395	23,428	19,020
Current assets:					
Cash and cash equivalents	144,728	153,214	277,976	71,089	204,299
Restricted cash	61,143	61,370	55,972	72,388	70,237
Other current assets, net	62,932	161,816	29,282	166,126	163,100
Total assets	**$ 3,231,590**	**$ 2,810,159**	**$ 2,436,106**	**$ 2,373,462**	**$ 2,388,382**

        

Consolidated Balance Sheets
Q2 2011 – Q2 2010 (cont.)

(In thousands)	6/30/2011 [1]	3/31/2011 [2]	12/31/2010 [3]	9/30/2010 [4]	6/30/2010 [5]
Liabilities					
Current liabilities:					
Current portion of notes payable	$ 292,189	$ 288,699	$ 16,486	$ 94,810	$ 93,401
Other current liabilities	98,571	102,071	84,762	254,287	286,306
Total current liabilities	390,760	390,770	101,248	349,097	379,707
Notes payable, less current portion	1,318,530	1,103,089	1,066,514	979,707	983,825
Senior exchangeable notes, less discount [6]	60,826	60,565	60,303	60,050	59,797
Other liabilities	10,764	9,517	8,742	7,923	7,692
Total liabilities	**$ 1,780,880**	**$ 1,563,941**	**$ 1,236,807**	**$ 1,396,777**	**$ 1,431,021**
Series C cumulative convertible redeemable preferred stock	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 99,996
Equity					
Stockholders' equity:					
8% Series A cumulative redeemable preferred stock	176,250	176,250	176,250	176,250	176,250
8% Series D cumulative redeemable preferred stock	115,000	-	-	-	-
Common stock, $0.01 par value, 500,000,000 shares authorized	1,172	1,172	1,170	973	972
Additional paid in capital	1,311,037	1,314,099	1,313,498	1,121,460	1,120,657
Retained earnings (deficit)	119,613	80,928	29,593	(6,079)	(29,732)
Cumulative dividends	(430,522)	(423,212)	(418,075)	(412,938)	(407,801)
Accumulated other comprehensive loss	(3,137)	(3,137)	(3,137)	(2,981)	(2,981)
Total stockholders' equity	1,289,413	1,146,100	1,099,299	876,685	857,365
Non-controlling interest in consolidated joint ventures	61,297	118	-	-	-
Total equity	**$ 1,350,710**	**$ 1,146,218**	**$ 1,099,299**	**$ 876,685**	**$ 857,365**
Total liabilities and equity	**$ 3,231,590**	**$ 2,810,159**	**$ 2,436,106**	**$ 2,373,462**	**$ 2,388,382**

(1) As presented on Form 10-Q filed 08/09/11.
(2) As presented on Form 10-Q filed 05/06/11.
(3) As presented on Form 10-K filed 02/17/11.
(4) As presented on Form 10-Q filed 11/04/10.
(5) As presented on Form 10-Q filed 08/06/10.
(6) Face value of $62.5 million.











Consolidated Statements of Operations
Q2 & YTD 2011/2010

(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2011	2010	2011	2010
Revenues				
Room	$ 150,280	$ 106,805	$ 256,760	$ 196,106
Food and beverage	51,043	39,374	90,328	76,535
Other operating	16,931	11,214	30,224	22,538
Total revenues	218,254	157,393	377,312	295,179
Operating expenses				
Room	35,837	26,354	64,888	50,345
Food and beverage	36,106	28,244	65,832	55,112
Other operating	6,229	5,549	12,188	11,379
Advertising and promotion	10,365	7,773	18,987	15,006
Repairs and maintenance	8,249	6,473	15,521	12,795
Utilities	7,232	5,432	14,077	11,157
Franchise costs	7,484	5,636	12,734	10,151
Property tax, ground lease and insurance	14,573	10,516	28,565	20,683
Property general and administrative	25,225	18,434	45,245	35,154
Corporate overhead	6,316	5,132	13,973	9,708
Depreciation and amortization	32,659	22,974	58,881	46,221
Property and goodwill impairment losses	-	1,943	-	1,943
Total operating expenses	190,275	144,460	350,891	279,654
Operating income	27,979	12,933	26,421	15,525
Equity in earnings of unconsolidated joint ventures	-	163	21	275
Interest and other income	1,320	99	1,429	270
Interest expense	(21,153)	(16,851)	(38,937)	(36,729)
Gain on remeasurement of equity interests	-	-	69,230	-
Income (loss) from continuing operations	8,146	(3,656)	58,164	(20,659)
Income (loss) from discontinued operations	30,783	3,964	32,100	(124)
Net income (loss)	38,929	308	90,264	(20,783)
Income from consolidated joint venture attributable to non-controlling interest	(244)	-	(244)	-
Distributions to non-controlling interest	(7)	-	(14)	-
Preferred stock dividends and accretion	(7,310)	(5,187)	(12,447)	(10,374)
Undistributed income allocated to unvested restricted stock compensation	(291)	-	(717)	-
Income available (loss attributable) to common stockholders	$ 31,077	$ (4,879)	$ 76,842	$ (31,157)
Basic per share amounts:				
Income (loss) from continuing operations available (attributable) to common stockholders	$ -	$ (0.09)	$ 0.38	$ (0.32)
Income from discontinued operations	0.27	0.04	0.28	-
Basic income available (loss attributable) to common stockholders per common share	$ 0.27	$ (0.05)	$ 0.66	$ (0.32)
Diluted per share amounts:				
Income (loss) from continuing operations available (attributable) to common stockholders	$ -	$ (0.09)	$ 0.38	$ (0.32)
Income from discontinued operations	0.26	0.04	0.28	-
Diluted income available (loss attributable) to common stockholders per common share	$ 0.26	$ (0.05)	$ 0.66	$ (0.32)
Weighted average common shares outstanding:				
Basic	117,227	97,188	117,151	97,118
Diluted	117,314	97,188	117,267	97,118
Dividends declared per common share	$ -	$ -	$ -	$ -

        

Reconciliation of Income Available (Loss Attributable) to Common Stockholders to EBITDA and Adjusted EBITDA Q2 & YTD 2011/2010

(In thousands)	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010
Income available (loss attributable) to common stockholders	$ 31,077	$ (4,879)	$ 76,842	$ (31,157)
Income from consolidated joint venture attributable to non-controlling interest	244	-	244	-
Distributions to non-controlling interest	7	-	14	-
Preferred stock dividends	7,310	5,187	12,447	10,374
Undistributed income allocated to unvested restricted stock compensation	291	-	717	-
Operations held for investment:				
Depreciation and amortization	32,659	22,974	58,881	46,221
Amortization of lease intangibles	999	150	1,936	150
Interest expense	19,120	16,024	35,986	32,802
Interest expense - default rate	-	120	-	884
Amortization of deferred financing fees	812	303	1,425	793
Write-off of deferred financing fees	-	123	-	1,585
Loan penalties and fees	-	36	-	174
Non-cash interest related to discount on Senior Notes	261	245	522	491
Non-cash interest related to loss on derivatives, net	960	-	1,004	-
Non-controlling interests:				
Income from consolidated joint venture attributable to non-controlling interest	(244)	-	(244)	-
Depreciation and amortization	(1,184)	-	(1,184)	-
Interest expense	(456)	-	(456)	-
Amortization of deferred financing fees	(47)	-	(47)	-
Non-cash interest related to loss on derivative	(28)	-	(28)	-
Unconsolidated joint ventures:				
Depreciation and amortization	-	13	3	27
Discontinued operations:				
Depreciation and amortization	258	1,834	1,951	3,962
Interest expense	157	2,634	314	5,728
Interest expense - default rate	-	2,078	-	4,354
Amortization of deferred financing fees	3	135	6	272
Loan penalties and fees	-	303	-	645
EBITDA	92,199	47,280	190,333	77,305
Operations held for investment:				
Amortization of deferred stock compensation	929	686	1,473	1,648
Gain on sale of assets	(56)	-	(56)	-
Gain on remeasurement of equity interests	-	-	(69,230)	-
Closing costs - completed acquisitions	633	-	3,372	-
Impairment loss	-	1,943	-	1,943
Unconsolidated joint ventures:				
Amortization of deferred stock compensation	-	7	2	17
Discontinued operations:				
Gain on sale of assets	(14,018)	-	(14,018)	-
Impairment loss	1,495	-	1,495	-
Gain on extinguishment of debt	(18,145)	(6,747)	(18,145)	(6,747)
	(29,162)	(4,111)	(95,107)	(3,139)
Adjusted EBITDA	$ 63,037	$ 43,169	$ 95,226	$ 74,166

CORPORATE FINANCIAL INFORMATION

        

Reconciliation of Income Available (Loss Attributable) to Common Stockholders to FFO and Adjusted FFO
Q2 & YTD 2011/2010

(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2011	**2010**	**2011**	**2010**
Income available (loss attributable) to common stockholders	$ 31,077	$ (4,879)	$ 76,842	$ (31,157)
Income from consolidated joint venture attributable to non-controlling interest	244	-	244	-
Distributions to non-controlling interest	7	-	14	-
Undistributed income allocated to unvested restricted stock compensation	291	-	717	-
Operations held for investment:				
Real estate depreciation and amortization	32,359	22,843	58,304	45,952
Amortization of lease intangibles	999	150	1,936	150
Gain on sale of assets	(56)	-	(56)	-
Non-controlling interests:				
Income from consolidated joint venture attributable to non-controlling interest	(244)	-	(244)	-
Real estate depreciation and amortization	(1,184)	-	(1,184)	-
Discontinued operations:				
Real estate depreciation and amortization	258	1,834	1,951	3,962
Gain on sale of assets	(14,018)	-	(14,018)	-
FFO available to common stockholders	49,733	19,948	124,506	18,907
Operations held for investment:				
Interest expense - default rate	-	120	-	884
Write-off of deferred financing fees	-	123	-	1,585
Loan penalties and fees	-	36	-	174
Non-cash interest related to loss on derivatives, net	960	-	1,004	-
Gain on remeasurement of equity interests	-	-	(69,230)	-
Closing costs - completed acquisitions	633	-	3,372	-
Impairment loss	-	1,943	-	1,943
Non-controlling interests:				
Non-cash interest related to loss on derivative	(28)	-	(28)	-
Discontinued operations:				
Interest expense - default rate	-	2,078	-	4,354
Loan penalties and fees	-	303	-	645
Impairment loss	1,495	-	1,495	-
Gain on extinguishment of debt	(18,145)	(6,747)	(18,145)	(6,747)
	(15,085)	(2,144)	(81,532)	2,838
Adjusted FFO available to common stockholders	$ 34,648	$ 17,804	$ 42,974	$ 21,745
FFO available to common stockholders per diluted share	$ 0.42	$ 0.20	$ 1.06	$ 0.19
Adjusted FFO available to common stockholders per diluted share	$ 0.30	$ 0.18	$ 0.37	$ 0.22
Basic weighted average shares outstanding	117,227	97,188	117,151	97,118
Shares associated with unvested restricted stock awards	87	421	116	379
Diluted weighted average shares outstanding (1)	117,314	97,609	117,267	97,497

(1) Diluted weighted average shares outstanding includes the Series C convertible preferred stock on a "non-converted" basis. On an "as-converted" basis, FFO available to common stockholders per diluted share is $0.42 and $0.21, respectively, for the three months ended June 30, 2011 and 2010, and $1.05 and $0.22, respectively, for the six months ended June 30, 2011 and 2010.
On an "as-converted" basis, Adjusted FFO available to common stockholders per diluted share is $0.30 and $0.19, respectively, for the three months ended June 30, 2011 and 2010, and $0.38 and $0.25, respectively, for the six months ended June 30, 2011 and 2010.

        

Pro Forma Comparable Consolidated Statements of Operations
Q2 2011 – Q1 2010

	Three Months Ended [1]					
(Unaudited and in thousands)	**June 30, 2011**	**March 31, 2011**	**Dec. 31, 2010**	**Sept. 30, 2010**	**June 30, 2010**	**March 31, 2010**
Revenues						
Room	$ 152,790	$ 128,120	$ 155,705	$ 138,466	$ 142,502	$ 119,228
Food and beverage	52,315	49,767	$ 59,360	$ 43,900	$ 49,974	$ 49,502
Other operating	17,213	16,142	$ 17,424	$ 17,304	$ 16,721	$ 16,158
Total revenues	222,318	194,029	232,489	199,670	209,197	184,888
Operating Expenses						
Room	36,419	34,395	39,134	35,164	34,480	31,160
Food and beverage	36,979	36,443	41,979	34,509	35,882	34,874
Other expenses	80,720	79,661	86,974	80,027	80,555	76,476
Corporate overhead	6,316	7,657	7,461	4,802	5,132	4,576
Depreciation and amortization	33,576	31,650	30,545	30,481	30,666	30,993
Property and goodwill impairment losses	-	-	-	-	1,943	-
Total operating expenses	194,010	189,806	206,093	184,983	188,658	178,079
Operating Income	28,308	4,223	26,396	14,687	20,539	6,809
Interest and other income	1,410	1,459	1,471	1,070	1,449	1,521
Interest expense	(21,465)	(20,480)	(20,825)	(20,468)	(20,390)	(21,919)
Gain on remeasurement of equity interests	-	69,230	-	-	-	-
Income (loss) from continuing operations	8,253	54,432	7,042	(4,711)	1,598	(13,589)
Income (loss) from discontinued operations	30,783	1,317	37,433	31,296	3,964	(4,088)
Net Income (Loss)	$ 39,036	$ 55,749	$ 44,475	$ 26,585	$ 5,562	$ (17,677)
Adjusted EBITDA [2]	$ 63,531	$ 39,072	$ 61,095	$ 47,341	$ 54,359	$ 39,055

(1) Includes the Company's ownership results and prior ownership results for the 32 comparable hotels held for investment as of June 30, 2011, as well as the acquisition of BuyEfficient, the loan origination of the $90.0 million Royal Palm note receivable and the Series D preferred stock offering all completed in 2011.

(2) Pro forma Adjusted EBITDA reconciliations on pages 36, 38, 40, 42, 44, and 46 of this supplemental package.



EARNINGS GUIDANCE FOR FULL YEAR 2011

        

Earnings Guidance for Full Year 2011

The Company is providing guidance at this time but does not undertake to make updates for any developments in its business or changes in the operating environment. Achievement of the anticipated results is subject to risks and uncertainties, including those disclosed in the Company's filings with the Securities and Exchange Commission. The Company has provided guidance for the full year 2011. The Company's guidance does not take into account any additional hotel acquisitions, dispositions or financings during 2011.

For the full year 2011, the Company has revised its most recently provided guidance as follows:

Metric	Prior Guidance [1]	Adjusted Prior Guidance [2]	Current Guidance	Change to Adjusted Prior Midpoint
Comparable Portfolio RevPAR [3]	+6% - 8%	+6% - 8%	**+6% - 8%**	-
Loss attributable to common stockholders ($ millions)	($42) - ($30)	($42) - ($31)	**($42) - ($31)**	-
Adjusted EBITDA ($ millions)	$204 - $215	$203 - $214	**$203 - $214**	-
Adjusted FFO ($ millions)	$92 - $103	$91 - $102	**$91 - $102**	-
Adjusted FFO per share	$0.78 - $0.88	$0.77 - $0.87	**$0.77 - $0.87**	-

(1) Includes approximately $0.8 million of Adjusted EBITDA and $0.4 million of Adjusted FFO related to the second half earnings forecast of the Valley River Inn, which was classified as held for sale as of June 30, 2011 due to its probable sale within the next year.

(2) Prior guidance has been adjusted to reflect the probable sale of the Valley River Inn.

(3) Includes 33 comparable hotels for the prior guidance and 32 comparable hotels for the current guidance.

        

Reconciliation of Loss Attributable to Adjusted EBITDA and Adjusted FFO
FY 2011

Reconciliation of Loss Attributable to Common Stockholders to Adjusted EBITDA
(Unaudited and in thousands except per share amounts)

	Year Ended December 31, 2011	
	Low	High
Loss attributable to common stockholders	$ (41,700)	$ (30,700)
Preferred stock dividends	27,300	27,300
Operations held for investment:		
Depreciation and amortization	129,000	129,000
Amortization of lease intangibles	4,000	4,000
Interest expense	78,000	78,000
Amortization of deferred financing fees	2,800	2,800
Non-cash interest related to discount on Senior Notes	1,000	1,000
Amortization of deferred stock compensation	2,600	2,600
Adjusted EBITDA [1]	$ 203,000	$ 214,000

Reconciliation of Loss Attributable to Common Stockholders to Adjusted FFO

	Year Ended December 31, 2011	
	Low	High
Loss attributable to common stockholders	$ (41,700)	$ (30,700)
Operations held for investment:		
Real estate depreciation and amortization	128,500	128,500
Amortization of lease intangibles	4,000	4,000
Adjusted FFO available to common stockholders [1]	$ 90,800	$ 101,800
Adjusted FFO available to common stockholders per diluted share [1]	$ 0.77	$ 0.87
Diluted weighted average shares outstanding	117,600	117,600

(1) Guidance for the full year 2011 includes the Company's 32 hotel portfolio held for investment, excluding the Valley River Inn from Q3 and Q4 2011.



CAPITALIZATION

        

Comparative Capitalization
Q2 2011 – Q2 2010

(In thousands, except per share data)

	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
Common Share Price & Dividends					
At the end of the quarter	$ 9.27	$ 10.19	$ 10.33	$ 9.07	$ 9.93
High during quarter ended	$ 10.50	$ 10.90	$ 10.93	$ 10.95	$ 13.42
Low during quarter ended	$ 8.65	$ 9.28	$ 9.33	$ 8.27	$ 9.86
Common dividends per share	$ -	$ -	$ -	$ -	$ -
Common Shares & Units					
Common shares outstanding [1]	118,334	117,941	117,619	98,512	98,529
Units outstanding	-	-	-	-	-
Total common shares and units outstanding	118,334	117,941	117,619	98,512	98,529
Market Capitalization					
Market value of common equity	$ 1,096,956	$ 1,201,819	$ 1,215,004	$ 893,504	$ 978,393
Liquidation value of preferred equity - Series A	176,250	176,250	176,250	176,250	176,250
Liquidation value of preferred equity - Series C	100,000	100,000	100,000	100,000	100,000
Liquidation value of preferred equity - Series D	115,000	-	-	-	-
Consolidated debt	1,673,219	1,454,288	1,145,500	1,137,017	1,139,726
Consolidated market capitalization	$ 3,161,425	$ 2,932,357	$ 2,636,754	$ 2,306,771	$ 2,394,369
Minority interest in consolidated debt	(59,820)	-	-	-	-
Pro rata market capitalization	$ 3,101,605	$ 2,932,357	$ 2,636,754	$ 2,306,771	$ 2,394,369
Consolidated debt to market capitalization	52.9%	49.6%	43.4%	49.3%	47.6%
Pro rata debt to market capitalization	52.0%	49.6%	43.4%	49.3%	47.6%
Consolidated debt and preferred equity to market capitalization	65.3%	59.0%	53.9%	61.3%	59.1%
Pro rata debt and preferred equity to market capitalization	64.6%	59.0%	53.9%	61.3%	59.1%

(1) Reflects shares outstanding at respective dates.

        

Debt Summary Schedule
as of June 30, 2011

(In thousands)

Debt	Collateral	Interest Rate / Spread	Maturity Date	June 30, 2011 Balance	Subsequent Event	August 8, 2011 Balance	Full Year 2011 Principal Amortization	Balance At Maturity
Fixed Rate Debt								
Secured Mortgage Debt	Renaissance Long Beach	4.98%	7/1/2012	$ 32,859		$ 32,859	$ 790	$ 31,982
Secured Mortgage Debt	Rochester laundry facility	9.88%	6/1/2013	2,012		2,012	946	-
Secured Mortgage Debt	Doubletree Guest Suites Minneapolis	5.34%	5/1/2015	17,402		17,402	435	15,508
Secured Mortgage Debt	Hilton Del Mar	5.34%	5/1/2015	25,237		25,237	630	22,491
Secured Mortgage Debt	Marriott Houston	5.34%	5/1/2015	23,166		23,166	579	20,645
Secured Mortgage Debt	Marriott Park City	5.34%	5/1/2015	15,102		15,102	377	13,458
Secured Mortgage Debt	Marriott Philadelphia	5.34%	5/1/2015	27,363		27,363	683	24,385
Secured Mortgage Debt	Marriott Troy	5.34%	5/1/2015	35,427		35,427	885	31,572
Secured Mortgage Debt	Marriott Tysons Corner	5.34%	5/1/2015	45,204		45,204	1,129	40,285
Secured Mortgage Debt	The Kahler Grand	5.34%	5/1/2015	27,867		27,867	696	24,834
Secured Mortgage Debt	JW Marriott New Orleans	5.45%	9/1/2015	41,839		41,839	691	38,370
Secured Mortgage Debt	Renaissance Harborplace	5.13%	1/1/2016	100,335		100,335	6,411 (1)	84,919
Secured Mortgage Debt	Marriott Del Mar	5.69%	1/11/2016	47,751		47,751	540	44,711
Secured Mortgage Debt	Hilton North Houston	5.66%	3/11/2016	33,031		33,031	461	30,522
Secured Mortgage Debt	Renaissance Orlando Resort at SeaWorld®	5.52%	7/1/2016	83,037		83,037	1,846	72,210
Secured Mortgage Debt	Embassy Suites Chicago	5.58%	3/1/2017	74,675		74,675	1,000	65,577
Secured Mortgage Debt	Marriott Boston Long Wharf	5.58%	4/11/2017	176,000		176,000	-	176,000
Secured Mortgage Debt	Embassy Suites La Jolla	6.60%	6/1/2019	70,000		70,000	378	62,179
Secured Mortgage Debt	Hilton Times Square	4.97%	11/1/2020	91,734		91,734	1,313	75,976
Secured Mortgage Debt	Renaissance Washington DC	5.95%	5/1/2021	131,398		131,398	1,838	106,580
Exchangeable Senior Notes	Guaranty	4.60%	7/15/2027	62,500		62,500	-	62,500
Total Fixed Rate Debt				**1,163,939**	**-**	**1,163,939**	**21,628**	**1,044,704**
Secured Mortgage Debt	Doubletree Guest Suites Times Square	L + 1.15%	1/9/2012	270,000		270,000	-	270,000
Secured Mortgage Debt	Hilton San Diego Bayfront	L + 3.25%	4/15/2016	239,280		239,280	1,945	223,008
Credit Facility	Unsecured	L + 3.25% - 4.25%	11/1/2013	-	-	-	-	-
Total Variable Rate Debt				**509,280**	**-**	**509,280**	**1,945**	**493,008**
TOTAL DEBT				$ **1,673,219**	$ **-**	$ **1,673,219**	$ **23,573**	$ **1,537,712**
Preferred Stock								
Series A cumulative redeemable preferred		8.00%	perpetual	$ 176,250	$ -	$ 176,250		
Series C cumulative convertible redeemable preferred		6.45%	perpetual	$ 100,000	$ -	$ 100,000		
Series D cumulative redeemable preferred		8.00%	perpetual	$ 115,000	$ -	$ 115,000		
Debt Statistics								
% Fixed Rate Debt				69.6%		69.6%		
% Floating Rate Debt				30.4%		30.4%		
Average Interest Rate - Fixed Rate Debt				5.49%		5.49%		
Weighted Average Maturity of Debt (2)				5.2 years		5.1 years		

(1) Full year 2011 principal amortization on the mortgage debt secured by the Renaissance Harborplace includes $4.2 million which was transferred from the Company's restricted cash account to the mortgage debt's principal in compliance with the loan modification pursuant to the Company's 2009 secured debt restructuring program.

(2) Assumes the exchangeable senior notes remain outstanding to maturity. If the exchangeable senior notes were redeemed upon the first put date, the weighted average maturity would be approximately 4.7 years.

CAPITALIZATION



Amortization and Debt Maturity Schedule
as of June 30, 2011

■ Principal Payment at Maturity   ■ Scheduled Principal Amortization

(dollar amounts in millions)

	2011	2012	2013	2014	2015	2016	2017	2018	2019 & Beyond
Scheduled Principal Amortization	$23.6	$22.8	$23.0	$23.8	$21.0	$10.5	$6.0	$5.8	$5.5
Principal Payment at Maturity		$302.0	$62.5		$231.5	$455.4	$241.6		$244.7
% of Current Market Capitalization (1)	0.7%	10.3%	2.7%	0.8%	8.0%	14.7%	7.8%	0.2%	7.9%

(1) % of current market capitalization is calculated by dividing the sum of scheduled principal amortization and maturity payments by the 06/30/11 pro rata market capitalization as presented on page 19.



PROPERTY-LEVEL DATA



Property-Level Data

Hotel	Location	Brand	Number of Rooms	% of Total Rooms	Ownership Interest	Interest	Leasehold Maturity [1]	Year Acquired
Hilton San Diego Bayfront	California	Hilton	1,190	9.01%	75%	Leasehold	2071	2011
Renaissance Washington DC	Washington D.C.	Marriott	807	6.11%	100%	Fee Simple		2005
Renaissance Orlando at SeaWorld® [2]	Florida	Marriott	781	5.91%	100%	Fee Simple		2005
The Kahler Grand	Minnesota	Independent	668	5.06%	100%	Fee Simple		1999
Renaissance Harborplace	Maryland	Marriott	622	4.71%	100%	Leasehold	2085	2005
Renaissance Los Angeles Airport	California	Marriott	499	3.78%	100%	Fee Simple		2007
JW Marriott New Orleans	Louisiana	Marriott	494	3.74%	100%	Leasehold	2081	2011
Hilton North Houston	Texas	Hilton	480	3.63%	100%	Fee Simple		2002
Marriott Quincy	Massachusettes	Marriott	464	3.51%	100%	Fee Simple		2007
Doubletree Guest Suites Times Square	New York	Hilton	460	3.48%	100%	Leasehold	2127	2011
Hilton Times Square	New York	Hilton	460	3.48%	100%	Leasehold	2091	2006
Fairmont Newport Beach	California	Fairmont	444	3.36%	100%	Leasehold	2082	2005
Marriott Boston Long Wharf	Massachusettes	Marriott	412	3.12%	100%	Fee Simple		2007
Hyatt Regency Newport Beach	California	Hyatt	403	3.05%	100%	Leasehold	2048	2002
Marriott Tysons Corner	Virginia	Marriott	396	3.00%	100%	Fee Simple		2002
Marriott Houston	Texas	Marriott	390	2.95%	100%	Fee Simple		2002
Renaissance Long Beach	California	Marriott	374	2.83%	100%	Fee Simple		2005
Embassy Suites Chicago	Illinois	Hilton	367	2.78%	100%	Fee Simple		2002
Marriott Troy	Michigan	Marriott	350	2.65%	100%	Fee Simple		2002
Renaissance Westchester	New York	Marriott	347	2.63%	100%	Fee Simple		2005
Embassy Suites La Jolla	California	Hilton	340	2.57%	100%	Fee Simple		2006
Marriott Philadephia	Pennsylvania	Marriott	289	2.19%	100%	Fee Simple		2002
Marriott Del Mar	California	Marriott	284	2.15%	100%	Fee Simple		2006
Kahler Inn & Suites	Minnesota	Independent	271	2.05%	100%	Fee Simple		1999
Hilton Del Mar	California	Hilton	257	1.95%	100%	Fee Simple		2002
Marriott Portland	Oregon	Marriott	249	1.89%	100%	Fee Simple		2000
Doubletree Guest Suites Minneapolis	Minnesota	Hilton	229	1.73%	100%	Fee Simple		2002
Sheraton Cerritos	California	Starwood	203	1.54%	100%	Leasehold	2087	2005
Marriott Rochester	Minnesota	Marriott	203	1.54%	100%	Fee Simple		1999
Marriott Park City	Utah	Marriott	199	1.51%	100%	Fee Simple		1999
Courtyard by Marriott Los Angeles	California	Marriott	185	1.40%	100%	Leasehold	2096	1999
Residence Inn by Marriott Rochester	Minnesota	Marriott	89	0.67%	100%	Fee Simple		2004
			13,206	100%				

(1) Assumes the full exercise of all lease extensions.

(2) Reflects 100% economic interest in the Renaissance Orlando.

        

PROPERTY-LEVEL OPERATING STATISTICS

        

Property-Level Operating Statistics
Q2 2011/2010

	ADR For the Three Months Ended June 30,			Occupancy For the Three Months Ended June 30,			RevPAR For the Three Months Ended June 30,		
	2011	2010	Variance	2011	2010	Variance	2011	2010	Variance
1 Courtyard by Marriott Los Angeles	$ 127.86	$ 116.81	9.5%	81.6%	89.6%	-8.9%	$ 104.33	$ 104.66	-0.3%
2 Doubletree Guest Suites Minneapolis	123.87	108.36	14.3%	76.7%	78.0%	-1.7%	95.01	84.52	12.4%
3 Doubletree Guest Suites Times Square (1)	349.79	308.05	13.5%	98.3%	97.3%	1.0%	343.84	299.73	14.7%
4 Embassy Suites Chicago	204.94	191.20	7.2%	85.6%	81.0%	5.7%	175.43	154.87	13.3%
5 Embassy Suites La Jolla	149.78	151.12	-0.9%	81.0%	78.8%	2.8%	121.32	119.08	1.9%
6 Fairmont Newport Beach	127.19	115.69	9.9%	80.8%	77.8%	3.9%	102.77	90.01	14.2%
7 Hilton Del Mar	116.54	120.35	-3.2%	73.6%	69.1%	6.5%	85.77	83.16	3.1%
8 Hilton North Houston	106.58	115.97	-8.1%	68.5%	64.4%	6.4%	73.01	74.68	-2.2%
9 Hilton San Diego Bayfront (1)	188.63	185.99	1.4%	79.6%	76.1%	4.6%	150.15	141.54	6.1%
10 Hilton Times Square	298.08	287.03	3.8%	95.4%	91.3%	4.5%	284.37	262.06	8.5%
11 Hyatt Regency Newport Beach	123.35	118.16	4.4%	87.4%	87.2%	0.2%	107.81	103.04	4.6%
12 JW Marriott New Orleans (1)	173.28	153.84	12.6%	86.3%	83.6%	3.2%	149.54	128.61	16.3%
13 Kahler Grand	123.21	110.42	11.6%	58.5%	57.5%	1.7%	72.08	63.49	13.5%
14 Kahler Inn & Suites	107.19	103.21	3.9%	60.1%	63.8%	-5.8%	64.42	65.85	-2.2%
15 Marriott Boston Long Wharf	260.10	253.76	2.5%	89.0%	90.1%	-1.2%	231.49	228.64	1.2%
16 Marriott Del Mar	131.72	129.78	1.5%	68.1%	68.5%	-0.6%	89.70	88.90	0.9%
17 Marriott Houston	93.81	98.21	-4.5%	75.8%	64.3%	17.9%	71.11	63.15	12.6%
18 Marriott Park City	96.05	93.19	3.1%	46.5%	42.2%	10.2%	44.66	39.33	13.6%
19 Marriott Philadelphia	166.22	147.56	12.6%	76.0%	76.8%	-1.0%	126.33	113.33	11.5%
20 Marriott Portland	136.20	126.63	7.6%	82.6%	80.0%	3.2%	112.50	101.30	11.1%
21 Marriott Quincy	145.04	139.54	3.9%	74.3%	74.5%	-0.3%	107.76	103.96	3.7%
22 Marriott Rochester	210.47	198.66	5.9%	62.1%	64.2%	-3.3%	130.70	127.54	2.5%
23 Marriott Troy	122.55	114.25	7.3%	68.7%	68.2%	0.7%	84.19	77.92	8.1%
24 Marriott Tysons Corner	170.75	164.86	3.6%	79.5%	76.2%	4.3%	135.75	125.62	8.1%
25 Renaissance Harborplace	183.21	180.73	1.4%	75.5%	79.6%	-5.2%	138.32	143.86	-3.8%
26 Renaissance Los Angeles Airport	110.98	104.10	6.6%	80.4%	76.0%	5.8%	89.23	79.12	12.8%
27 Renaissance Long Beach	136.09	138.69	-1.9%	76.7%	63.9%	20.0%	104.38	88.62	17.8%
28 Renaissance Orlando Resort at SeaWorld ®	128.53	132.66	-3.1%	70.9%	68.6%	3.4%	91.13	91.00	0.1%
29 Renaissance Washington DC	224.16	215.69	3.9%	83.8%	84.6%	-0.9%	187.85	182.47	2.9%
30 Renaissance Westchester (1)	141.84	137.20	3.4%	73.9%	66.2%	11.6%	104.82	90.83	15.4%
31 Residence Inn by Marriott Rochester	134.11	128.84	4.1%	83.9%	78.8%	6.5%	112.52	101.53	10.8%
32 Sheraton Cerritos	111.53	108.50	2.8%	87.8%	78.2%	12.3%	97.92	84.85	15.4%
Total Comparable Portfolio	**$ 169.74**	**$ 163.10**	**4.1%**	**77.7%**	**75.4%**	**3.1%**	**$ 131.89**	**$ 122.98**	**7.2%**

(1) Includes prior operating results for the Renaissance Westchester during the period it was held in receivership before its reaquisition by the Company on June 14, 2010, as well as prior ownership results for the Doubletree Guest Suites Times Square acquired by the Company on January 14, 2011, the JW Marriott New Orleans acquired by the Company on February 15, 2011, and the Hilton San Diego Bayfront acquired by the Company on April 15, 2011.











Property-Level Operating Statistics
YTD Q2 2011/2010

		ADR For the Six Months Ended June 30,			Occupancy For the Six Months Ended June 30,			RevPAR For the Six Months Ended June 30,		
		2011	**2010**	**Variance**	**2011**	**2010**	**Variance**	**2011**	**2010**	**Variance**
1	Courtyard by Marriott Los Angeles	$ 131.08	$ 117.41	11.6%	80.1%	91.4%	-12.4%	$ 105.00	$ 107.31	-2.2%
2	Doubletree Guest Suites Minneapolis	113.80	100.41	13.3%	62.5%	66.9%	-6.6%	71.13	67.17	5.9%
3	Doubletree Guest Suites Times Square (1)	295.61	268.47	10.1%	95.3%	91.6%	4.0%	281.72	245.92	14.6%
4	Embassy Suites Chicago	175.46	165.42	6.1%	73.8%	70.4%	4.8%	129.49	116.46	11.2%
5	Embassy Suites La Jolla	150.01	150.91	-0.6%	78.4%	74.9%	4.7%	117.61	113.03	4.0%
6	Fairmont Newport Beach	126.94	119.77	6.0%	78.8%	76.1%	3.5%	100.03	91.14	9.7%
7	Hilton Del Mar	118.27	116.39	1.6%	68.6%	65.1%	5.4%	81.13	75.77	7.1%
8	Hilton North Houston	103.79	115.14	-9.9%	72.2%	69.1%	4.5%	74.94	79.56	-5.8%
9	Hilton San Diego Bayfront (1)	198.47	187.28	6.0%	79.8%	73.2%	9.0%	158.38	137.09	15.5%
10	Hilton Times Square	266.68	257.73	3.5%	90.2%	87.2%	3.4%	240.55	224.74	7.0%
11	Hyatt Regency Newport Beach	122.45	111.36	10.0%	84.1%	84.9%	-0.9%	102.98	94.54	8.9%
12	JW Marriott New Orleans (1)	173.88	153.69	13.1%	81.9%	83.8%	-2.3%	142.41	128.79	10.6%
13	Kahler Grand	117.91	106.09	11.1%	56.3%	55.5%	1.4%	66.38	58.88	12.7%
14	Kahler Inn & Suites	105.89	101.99	3.8%	61.8%	65.1%	-5.1%	65.44	66.40	-1.4%
15	Marriott Boston Long Wharf	227.02	220.89	2.8%	80.6%	81.2%	-0.7%	182.98	179.36	2.0%
16	Marriott Del Mar	134.12	132.74	1.0%	67.3%	67.2%	0.1%	90.26	89.20	1.2%
17	Marriott Houston	95.48	98.85	-3.4%	66.1%	61.5%	7.5%	63.11	60.79	3.8%
18	Marriott Park City	170.49	166.13	2.6%	67.2%	62.3%	7.9%	114.57	103.50	10.7%
19	Marriott Philadelphia	164.14	147.62	11.2%	66.7%	68.1%	-2.1%	109.48	100.53	8.9%
20	Marriott Portland	129.40	121.39	6.6%	76.2%	76.4%	-0.3%	98.60	92.74	6.3%
21	Marriott Quincy	145.61	139.52	4.4%	59.9%	64.5%	-7.1%	87.22	89.99	-3.1%
22	Marriott Rochester	204.57	198.31	3.2%	57.4%	60.4%	-5.0%	117.42	119.78	-2.0%
23	Marriott Troy	122.38	114.02	7.3%	65.7%	67.1%	-2.1%	80.40	76.51	5.1%
24	Marriott Tysons Corner	173.86	164.05	6.0%	66.1%	70.3%	-6.0%	114.92	115.33	-0.4%
25	Renaissance Harborplace	168.98	170.51	-0.9%	67.0%	66.2%	1.2%	113.22	112.88	0.3%
26	Renaissance Los Angeles Airport	112.21	105.16	6.7%	79.9%	77.4%	3.2%	89.66	81.39	10.2%
27	Renaissance Long Beach	146.26	146.81	-0.4%	73.1%	65.4%	11.8%	106.92	96.01	11.4%
28	Renaissance Orlando Resort at SeaWorld ®	143.88	140.64	2.3%	73.6%	67.5%	9.0%	105.90	94.93	11.5%
29	Renaissance Washington DC	219.00	213.12	2.8%	77.8%	76.8%	1.3%	170.38	163.68	4.1%
30	Renaissance Westchester (1)	144.36	139.48	3.5%	62.8%	62.7%	0.2%	90.66	87.45	3.7%
31	Residence Inn by Marriott Rochester	129.99	124.42	4.5%	86.0%	77.6%	10.8%	111.79	96.55	15.8%
32	Sheraton Cerritos	113.78	110.23	3.2%	77.4%	75.5%	2.5%	88.07	83.22	5.8%
	Total Comparable Portfolio	**$ 165.12**	**$ 157.33**	**5.0%**	**73.6%**	**72.0%**	**2.2%**	**$ 121.53**	**$ 113.28**	**7.3%**

(1) Includes prior operating results for the Renaissance Westchester during the period it was held in receivership before its reaquisition by the Company on June 14, 2010, as well as prior ownership results for the Doubletree Guest Suites Times Square acquired by the Company on January 14, 2011, the JW Marriott New Orleans acquired by the Company on February 15, 2011, and the Hilton San Diego Bayfront acquired by the Company on April 15, 2011.

        

Property-Level Operating Statistics
FY 2010/2009

	ADR For the Years Ended December 31,			Occupancy For the Years Ended December 31,			RevPAR For the Years Ended December 31,		
	2010	2009	Variance	2010	2009	Variance	2010	2009	Variance
1 Courtyard by Marriott Los Angeles	$ 116.53	$ 115.84	0.6%	89.7%	86.0%	4.3%	$ 104.53	$ 99.62	4.9%
2 Doubletree Guest Suites Minneapolis	105.36	105.04	0.3%	70.4%	59.7%	17.9%	74.17	62.71	18.3%
3 Doubletree Guest Suites Times Square (1)	323.17	295.62	9.3%	93.5%	90.4%	3.4%	302.16	267.24	13.1%
4 Embassy Suites Chicago	176.51	176.89	-0.2%	72.5%	70.7%	2.5%	127.97	125.06	2.3%
5 Embassy Suites La Jolla	153.96	155.27	-0.8%	74.6%	70.3%	6.1%	114.85	109.15	5.2%
6 Fairmont Newport Beach	120.76	125.46	-3.7%	74.8%	72.7%	2.9%	90.33	91.21	-1.0%
7 Hilton Del Mar	125.28	127.86	-2.0%	65.7%	62.0%	6.0%	82.31	79.27	3.8%
8 Hilton North Houston	112.39	112.83	-0.4%	61.9%	71.9%	-13.9%	69.57	81.12	-14.2%
9 Hilton San Diego Bayfront (1)	187.26	185.15	1.1%	74.5%	64.0%	16.4%	139.51	118.50	17.7%
10 Hilton Times Square	282.50	265.83	6.3%	88.0%	85.8%	2.6%	248.60	228.08	9.0%
11 Hyatt Regency Newport Beach	118.92	119.36	-0.4%	82.6%	75.4%	9.5%	98.23	90.00	9.1%
12 JW Marriott New Orleans (1)	144.14	137.34	5.0%	79.6%	74.8%	6.4%	114.74	102.73	11.7%
13 Kahler Grand	110.60	102.44	8.0%	56.6%	59.6%	-5.0%	62.60	61.05	2.5%
14 Kahler Inn & Suites	102.13	97.28	5.0%	62.5%	69.2%	-9.7%	63.83	67.32	-5.2%
15 Marriott Boston Long Wharf	236.92	225.59	5.0%	83.5%	78.3%	6.6%	197.83	176.64	12.0%
16 Marriott Del Mar	135.11	136.88	-1.3%	70.1%	65.5%	7.0%	94.71	89.66	5.6%
17 Marriott Houston	97.17	106.10	-8.4%	55.3%	61.3%	-9.8%	53.74	65.04	-17.4%
18 Marriott Park City	138.02	146.23	-5.6%	59.1%	60.4%	-2.2%	81.57	88.32	-7.6%
19 Marriott Philadelphia	148.27	146.94	0.9%	68.6%	69.0%	-0.6%	101.71	101.39	0.3%
20 Marriott Portland	127.58	129.34	-1.4%	77.7%	69.8%	11.3%	99.13	90.28	9.8%
21 Marriott Quincy	141.76	135.33	4.8%	68.8%	68.6%	0.3%	97.53	92.84	5.1%
22 Marriott Rochester	204.61	198.79	2.9%	63.2%	61.5%	2.8%	129.31	122.26	5.8%
23 Marriott Troy	116.07	109.93	5.6%	66.3%	67.5%	-1.8%	76.95	74.20	3.7%
24 Marriott Tysons Corner	161.74	160.16	1.0%	67.6%	64.2%	5.3%	109.34	102.82	6.3%
25 Renaissance Harborplace	170.74	170.90	-0.1%	67.5%	61.4%	9.9%	115.25	104.93	9.8%
26 Renaissance Los Angeles Airport	105.82	102.62	3.1%	77.7%	80.5%	-3.5%	82.22	82.61	-0.5%
27 Renaissance Long Beach	141.33	144.06	-1.9%	66.2%	66.8%	-0.9%	93.56	96.23	-2.8%
28 Renaissance Orlando Resort at SeaWorld ®	129.60	136.82	-5.3%	66.4%	63.4%	4.7%	86.05	86.74	-0.8%
29 Renaissance Washington DC	203.82	203.82	0.0%	73.3%	76.3%	-3.9%	149.40	155.51	-3.9%
30 Renaissance Westchester (1)	140.36	142.21	-1.3%	63.4%	60.3%	5.1%	88.99	85.75	3.8%
31 Residence Inn by Marriott Rochester	126.69	124.41	1.8%	78.0%	72.4%	7.7%	98.82	90.07	9.7%
32 Sheraton Cerritos	108.05	113.05	-4.4%	76.7%	71.3%	7.6%	82.87	80.60	2.8%
Total Comparable Portfolio	**$ 161.15**	**$ 157.58**	**2.3%**	**71.7%**	**69.6%**	**3.0%**	**$ 115.54**	**$ 109.68**	**5.3%**

(1) Includes prior ownership results for the Renaissance Westchester during the period it was held in receivership before its reaquisition by the Company on June 14, 2010, the Doubletree Guest Suites Times Square acquired by the Company on January 14, 2011, the JW Marriott New Orleans acquired by the Company on February 15, 2011, and the Hilton San Diego Bayfront acquired by the Company on April 15, 2011.











OPERATING STATISTICS BY BRAND & GEOGRAPHY

        

Comparable Portfolio Operating Statistics by Brand
Q2 & YTD 2011/2010

	# of Hotels	FY11 Q-T-D(Jun)			FY10 Q-T-D(Jun)			Change
		Occ	ADR	RevPAR	Occ	ADR	RevPAR	
Marriott [1]	19	76.5%	$ 159.98	$ 122.38	74.5%	$ 155.50	$ 115.85	5.6%
Hilton [2]	8	82.5%	208.93	172.37	79.4%	200.01	158.81	8.5%
Hyatt	1	87.4%	123.35	107.81	87.2%	118.16	103.04	4.6%
Other	2	83.0%	121.99	101.25	77.9%	113.43	88.36	14.6%
Independent	2	58.9%	118.50	69.80	59.3%	108.18	64.15	8.8%
Total Comparable Portfolio	32	77.7%	$ 169.74	$ 131.89	75.4%	$ 163.10	$ 122.98	7.2%

	# of Hotels	FY11 Y-T-D(Jun)			FY10 Y-T-D(Jun)			Change
		Occ	ADR	RevPAR	Occ	ADR	RevPAR	
Marriott [1]	19	71.6%	$ 159.25	$ 114.02	70.9%	$ 153.35	$ 108.73	4.9%
Hilton [2]	8	79.5%	196.04	155.85	75.6%	186.74	141.18	10.4%
Hyatt	1	84.1%	122.45	102.98	84.9%	111.36	94.54	8.9%
Other	2	78.4%	122.86	96.32	75.9%	116.79	88.64	8.7%
Independent	2	57.9%	114.20	66.12	58.3%	104.77	61.08	8.3%
Total Comparable Portfolio	32	73.6%	$ 165.12	$ 121.53	72.0%	$ 157.33	$ 113.28	7.3%

(1) Includes prior operating results for the Renaissance Westchester during the period it was held in receivership before its reaquisition by the Company on June 14, 2010, as well as prior ownership results for the JW Marriott New Orleans acquired by the Company on February 15, 2011.

(2) Includes prior ownership results for the Doubletree Guest Suites Times Square acquired by the Company on January 14, 2011, and the Hilton San Diego Bayfront acquired by the Company on April 15, 2011.

        

Comparable Portfolio Property-Level 2010 EBITDA Contribution
by Brand



Hyatt 2%
Fairmont 2%
Starwood 1%
Independent 4%

Marriott 50%

Renaissance	24.2%
Marriott	21.0%
JW Marriott	3.4%
Courtyard	1.0%
Residence Inn	0.7%

Hotels	19
Rooms	7,434
Revenues	$434M

Hilton 41%

Hilton	24.5%
Doubletree	10.0%
Embassy Suites	6.6%

Hotels	8
Rooms	3,783
Revenues	$284M

(1) Consolidated Hotel EBITDA of 32 hotels held for investment as of June 30, 2011, including prior operating and prior ownership periods.

OPERATING STATISTICS BY BRAND & GEOGRAPHY



Comparable Portfolio Operating Statistics by Region
Q2 & YTD 2011/2010

		FY11 Q-T-D(Jun)			FY10 Q-T-D(Jun)			
	# of Hotels	Occ	ADR	RevPAR	Occ	ADR	RevPAR	Change
California (1)	10	79.8%	$ 144.21	$ 115.08	76.3%	$ 140.54	$ 107.23	7.3%
Other West	4	70.0%	108.03	75.62	64.0%	110.94	71.00	6.5%
Midwest	7	68.2%	146.98	100.24	67.6%	135.20	91.40	9.7%
East (2)	11	81.9%	210.68	172.55	80.9%	200.09	161.87	6.6%
Total Comparable Portfolio	32	77.7%	$ 169.74	$ 131.89	75.4%	$ 163.10	$ 122.98	7.2%

		FY11 Y-T-D(Jun)			FY10 Y-T-D(Jun)			
	# of Hotels	Occ	ADR	RevPAR	Occ	ADR	RevPAR	Change
California (1)	10	77.8%	$ 149.02	$ 115.94	74.6%	$ 140.95	$ 105.15	10.3%
Other West	4	70.4%	116.33	81.90	67.2%	119.21	80.11	2.2%
Midwest	7	63.4%	136.21	86.36	63.6%	126.58	80.50	7.3%
East (2)	11	75.4%	199.79	150.64	74.7%	189.72	141.72	6.3%
Total Comparable Portfolio	32	73.6%	$ 165.12	$ 121.53	72.0%	$ 157.33	$ 113.28	7.3%

(1) Includes prior ownership results for the Hilton San Diego Bayfront acquired by the Company on April 15, 2011.

(2) Includes prior operating results for the Renaissance Westchester during the period it was held in receivership before its reaquisition by the Company on June 14, 2010, as well as prior ownership results for the Doubletree Guest Suites Times Square acquired by the Company on January 14, 2011, and the JW Marriott New Orleans acquired by the Company on February 15, 2011.











PROPERTY-LEVEL EBITDA & EBITDA MARGINS











Property-Level EBITDA
Q2 2011/2010, YTD 2011/2010, FY 2010/2009

	(Unaudited and in thousands)	For the Three Months Ended June 30,			For the Six Months Ended June 30,			For the Year Ended December 31,		
		2011 Hotel EBITDA [1]	**2010** Hotel EBITDA [1]	**% Change**	**2011** Hotel EBITDA [1]	**2010** Hotel EBITDA [1]	**% Change**	**2010** Hotel EBITDA [1]	**2009** Hotel EBITDA [1]	**% Change**
1	Courtyard by Marriott Los Angeles	$ 408	$ 528	-23%	$ 911	$ 1,125	-19%	$ 2,058	$ 1,956	5%
2	Doubletree Guest Suites Minneapolis	806	725	11%	855	854	0%	2,065	1,475	40%
3	Doubletree Guest Suites Times Square	6,160	4,996	23%	7,651	5,930	29%	19,479	14,805	32%
4	Embassy Suites Chicago	4,069	2,035	100%	3,935	2,201	79%	7,476	5,757	30%
5	Embassy Suites La Jolla	1,876	1,780	5%	3,491	3,282	6%	6,761	6,340	7%
6	Fairmont Newport Beach	1,590	906	75%	2,408	2,004	20%	3,652	4,107	-11%
7	Hilton Del Mar	689	428	61%	1,167	823	42%	2,283	2,250	1%
8	Hilton North Houston	974	1,110	-12%	1,946	2,700	-28%	4,050	5,983	-32%
9	Hilton San Diego Bayfront [2]	9,103	8,353	9%	19,591	17,344	13%	34,340	27,985	23%
10	Hilton Times Square	3,536	3,632	-3%	4,675	4,528	3%	11,958	10,214	17%
11	Hyatt Regency Newport Beach	1,446	1,450	0%	2,493	2,443	2%	4,518	3,755	20%
12	JW Marriott New Orleans	3,001	2,140	40%	5,349	4,464	20%	7,337	5,430	35%
13	Kahler Grand	2,182	1,528	43%	3,588	2,588	39%	5,797	6,312	-8%
14	Kahler Inn & Suites	654	668	-2%	1,338	1,307	2%	2,397	2,856	-16%
15	Marriott Boston Long Wharf	3,959	4,297	-8%	4,754	5,217	-9%	13,540	10,666	27%
16	Marriott Del Mar	505	511	-1%	1,208	1,275	-5%	2,872	3,046	-6%
17	Marriott Houston	593	686	-14%	853	1,152	-26%	1,310	2,387	-45%
18	Marriott Park City	(161)	(264)	-39%	1,747	1,417	23%	1,574	2,323	-32%
19	Marriott Philadelphia	1,497	1,098	36%	1,984	1,494	33%	3,442	3,625	-5%
20	Marriott Portland	1,298	993	31%	1,922	1,658	16%	3,709	3,132	18%
21	Marriott Quincy	1,663	1,552	7%	1,911	1,920	0%	5,473	4,878	12%
22	Marriott Rochester	1,068	986	8%	1,623	1,684	-4%	3,919	3,827	2%
23	Marriott Troy	795	631	26%	1,303	982	33%	2,712	2,801	-3%
24	Marriott Tysons Corner	2,362	1,851	28%	3,424	3,139	9%	6,522	5,984	9%
25	Renaissance Harborplace	3,755	3,541	6%	4,739	4,707	1%	11,482	8,431	36%
26	Renaissance Los Angeles Airport	928	400	132%	1,681	1,130	49%	2,403	3,163	-24%
27	Renaissance Long Beach	1,189	818	45%	2,480	2,197	13%	4,366	4,819	-9%
28	Renaissance Orlando Resort at SeaWorld ®	2,818	3,225	-13%	8,221	7,921	4%	12,358	12,005	3%
29	Renaissance Washington DC	7,440	6,200	20%	12,009	10,402	15%	19,418	21,792	-11%
30	Renaissance Westchester	633	483	31%	560	938	-40%	1,960	1,423	38%
31	Residence Inn by Marriott Rochester	457	424	8%	879	730	20%	1,513	1,327	14%
32	Sheraton Cerritos	765	620	23%	998	1,076	-7%	2,218	2,456	-10%
	Total Comparable Portfolio	**$ 68,058**	**$ 58,331**	**17%**	**$ 111,694**	**$ 100,632**	**11%**	**$ 214,962**	**$ 197,310**	**9%**

[1] Reconciliations to Adjusted Net Income / (Loss) provided on pages 50 - 58.

[2] Reflects 100% ownership.

        

Property-Level EBITDA Margins
Q2 2011/2010, YTD 2011/2010, FY 2010/2009

		For the Three Months Ended June 30,			For the Six Months Ended June 30,			For the Year Ended December 31,		
		2011 Hotel EBITDA Margin	2010 Hotel EBITDA Margin	Change in bps	2011 Hotel EBITDA Margin	2010 Hotel EBITDA Margin	Change in bps	2010 Hotel EBITDA Margin	2009 Hotel EBITDA Margin	Change in bps
1	Courtyard by Marriott Los Angeles	20.5%	25.2%	(470) bps	22.7%	26.2%	(350) bps	24.5%	24.5%	- bps
2	Doubletree Guest Suites Minneapolis	34.0%	33.2%	80 bps	23.7%	24.4%	(70) bps	27.0%	22.5%	450 bps
3	Doubletree Guest Suites Times Square	37.2%	33.6%	360 bps	27.3%	23.8%	350 bps	32.4%	27.8%	460 bps
4	Embassy Suites Chicago	59.2%	33.8%	2,540 bps	38.2%	23.8%	1,440 bps	37.0%	29.1%	790 bps
5	Embassy Suites La Jolla	41.7%	40.4%	130 bps	40.1%	39.3%	80 bps	39.7%	38.7%	100 bps
6	Fairmont Newport Beach	24.7%	15.4%	930 bps	19.3%	17.1%	220 bps	15.7%	17.4%	(170) bps
7	Hilton Del Mar	23.2%	14.9%	830 bps	20.6%	15.3%	530 bps	19.8%	20.4%	(60) bps
8	Hilton North Houston	19.6%	19.8%	(20) bps	18.9%	23.1%	(420) bps	19.7%	24.1%	(440) bps
9	Hilton San Diego Bayfront [1]	32.5%	34.1%	(160) bps	33.9%	35.5%	(160) bps	34.2%	32.5%	170 bps
10	Hilton Times Square	27.0%	29.8%	(280) bps	20.8%	21.3%	(50) bps	25.5%	23.8%	170 bps
11	Hyatt Regency Newport Beach	18.9%	19.6%	(70) bps	18.0%	18.1%	(10) bps	16.5%	15.4%	110 bps
12	JW Marriott New Orleans	38.0%	30.1%	790 bps	35.4%	31.0%	440 bps	26.2%	21.5%	470 bps
13	Kahler Grand	34.1%	26.2%	790 bps	30.2%	24.1%	610 bps	25.3%	27.7%	(240) bps
14	Kahler Inn & Suites	37.9%	37.9%	- bps	38.0%	36.6%	140 bps	34.7%	39.2%	(450) bps
15	Marriott Boston Long Wharf	37.2%	38.6%	(140) bps	27.7%	29.1%	(140) bps	32.4%	28.1%	430 bps
16	Marriott Del Mar	13.7%	14.6%	(90) bps	16.4%	17.5%	(110) bps	17.9%	18.4%	(50) bps
17	Marriott Houston	16.8%	21.0%	(420) bps	13.3%	18.0%	(470) bps	11.5%	17.7%	(620) bps
18	Marriott Park City	-13.1%	-24.8%	1,170 bps	30.6%	27.3%	330 bps	18.8%	25.0%	(620) bps
19	Marriott Philadelphia	30.5%	24.7%	580 bps	23.3%	18.8%	450 bps	20.2%	20.9%	(70) bps
20	Marriott Portland	41.7%	34.3%	740 bps	34.8%	31.2%	360 bps	32.7%	29.3%	340 bps
21	Marriott Quincy	26.3%	24.7%	160 bps	18.4%	18.1%	30 bps	21.8%	20.7%	110 bps
22	Marriott Rochester	36.2%	32.4%	380 bps	30.2%	29.3%	90 bps	31.3%	31.9%	(60) bps
23	Marriott Troy	21.5%	17.6%	390 bps	18.6%	14.0%	460 bps	17.6%	17.6%	- bps
24	Marriott Tysons Corner	38.2%	34.0%	420 bps	32.6%	31.2%	140 bps	30.8%	29.5%	130 bps
25	Renaissance Harborplace	33.9%	31.9%	200 bps	25.5%	25.1%	40 bps	27.6%	22.3%	530 bps
26	Renaissance Los Angeles Airport	17.9%	9.0%	890 bps	16.1%	12.1%	400 bps	11.9%	15.0%	(310) bps
27	Renaissance Long Beach	25.3%	20.3%	500 bps	26.0%	25.0%	100 bps	23.7%	25.2%	(150) bps
28	Renaissance Orlando Resort at SeaWorld ®	25.7%	27.2%	(150) bps	31.6%	31.5%	10 bps	25.9%	25.4%	50 bps
29	Renaissance Washington DC	38.6%	34.2%	440 bps	33.9%	31.1%	280 bps	28.8%	30.7%	(190) bps
30	Renaissance Westchester	12.5%	11.1%	140 bps	6.6%	11.0%	(440) bps	10.7%	8.3%	240 bps
31	Residence Inn by Marriott Rochester	46.7%	48.2%	(150) bps	45.3%	43.8%	150 bps	43.8%	42.2%	160 bps
32	Sheraton Cerritos	27.3%	23.5%	380 bps	20.4%	21.6%	(120) bps	21.6%	24.5%	(290) bps
	Total Comparable Portfolio	**31.3%**	**28.5%**	**280 bps**	**27.4%**	**26.1%**	**130 bps**	**26.6%**	**25.4%**	**120 bps**
	Total Adjusted Comparable Portfolio [2]	**30.9%**	**28.5%**	**240 bps**	**27.3%**	**26.1%**	**120 bps**			

[1] Reflects 100% ownership.

[2] Reflects sum of prior period tax adjustments of $0.9 million for the three months ended June 30, 2011 and $0.6 million for the six months ended June 30, 2011.



APPENDIX

        

Reconciliation of Pro Forma Income Available (Loss Attributable) to Common Stockholders to EBITDA and Adjusted EBITDA
Q1 2011

Three Months Ended March 31, 2011

(Unaudited and in thousands, except per share amounts)	Actual (1)	Discontinued Operations (2)	Acquisition: Doubletree Guest Suites Times Square (3)	Acquisition: BuyEfficient, LLC (4)	Acquisition: JW Marriott New Orleans (5)	Acquisition: Hilton San Diego Bayfront (6)	Loan Origination: Royal Palm Note Receivable (7)	Equity Offering: Preferred Stock Series D (8)	Pro Forma (9)
Income available to common stockholders	$ 45,680	$ (1,317)	$ (454)	$ (7)	$ 175	$ 2,512	$ 1,350	$ (2,300)	$ 45,639
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	837	-	-	837
Distributions to non-controlling interest	7	-	1	-	-	-	-	-	8
Preferred stock dividends	5,137	-	-	-	-	-	-	2,300	7,437
Undistributed income allocated to unvested restricted stock compensation	302	-	-	-	-	-	-	-	302
Undistributed income allocated to Series C preferred stock	209	-	-	-	-	-	-	-	209
Operations held for investment:									
Depreciation and amortization	26,222	-	261	37	262	4,868	-	-	31,650
Amortization of lease intangibles	937	-	140	-	-	-	-	-	1,077
Interest expense	16,866	-	138	-	287	2,046	-	-	19,337
Amortization of deferred financing fees	613	-	-	-	-	225	-	-	838
Non-cash interest related to discount on Senior Notes	261	-	-	-	-	-	-	-	261
Non-cash interest related to loss on derivatives, net	44	-	-	-	-	-	-	-	44
Non-controlling interests:									
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	(837)	-	-	(837)
Depreciation and amortization	-	-	-	-	-	(1,217)	-	-	(1,217)
Interest expense	-	-	-	-	-	(512)	-	-	(512)
Amortization of deferred financing fees	-	-	-	-	-	(56)	-	-	(56)
Unconsolidated joint ventures:									
Depreciation and amortization	3	-	-	(3)	-	-	-	-	-
Discontinued operations:									
Depreciation and amortization	1,693	(1,693)	-	-	-	-	-	-	-
Interest expense	157	(157)	-	-	-	-	-	-	-
Amortization of deferred financing fees	3	(3)	-	-	-	-	-	-	-
EBITDA	98,134	(3,170)	86	27	724	7,866	1,350	-	105,017
Operations held for investment:									
Amortization of deferred stock compensation	544	-	-	2	-	-	-	-	546
Gain on remeasurement of equity interests	(69,230)	-	-	-	-	-	-	-	(69,230)
Closing costs - completed acquisitions	2,739	-	-	-	-	-	-	-	2,739
Unconsolidated joint ventures:									
Amortization of deferred stock compensation	2	-	-	(2)	-	-	-	-	-
	(65,945)	-	-	-	-	-	-	-	(65,945)
Adjusted EBITDA	$ 32,189	$ (3,170)	$ 86	$ 27	$ 724	$ 7,866	$ 1,350	$ -	$ 39,072

*Footnotes on following page

        

Reconciliation of Pro Forma Income Available (Loss Attributable) to Common Stockholders to FFO and Adjusted FFO
Q1 2011

Three Months Ended March 31, 2011

(Unaudited and in thousands, except per share amounts)	Actual (1)	Discontinued Operations (2)	Acquisition: Doubletree Guest Suites Times Square (3)	Acquisition: BuyEfficient, LLC (4)	Acquisition: JW Marriott New Orleans (5)	Acquisition: Hilton San Diego Bayfront (6)	Loan Origination: Royal Palm Note Receivable (7)	Equity Offering: Preferred Stock Series D (8)	Pro Forma (9)
Income available to common stockholders	$ 45,680	$ (1,317)	$ (454)	$ (7)	$ 175	$ 2,512	$ 1,350	$ (2,300)	$ 45,639
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	837	-	-	837
Distributions to non-controlling interest	7	-	1	-	-	-	-	-	8
Undistributed income allocated to unvested restricted stock compensation	302	-	-	-	-	-	-	-	302
Undistributed income allocated to Series C preferred stock	209	-	-	-	-	-	-	-	209
Operations held for investment:									
Real estate depreciation and amortization	25,945	-	261	-	262	4,868	-	-	31,336
Amortization of lease intangibles	937	-	140	-	-	-	-	-	1,077
Non-controlling interests:									
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	(837)	-	-	(837)
Real estate depreciation and amortization	-	-	-	-	-	(1,217)	-	-	(1,217)
Discontinued operations:									
Real estate depreciation and amortization	1,693	(1,693)	-	-	-	-	-	-	-
FFO available to common stockholders	74,773	(3,010)	(52)	(7)	437	6,163	1,350	(2,300)	77,354
Operations held for investment:									
Non-cash interest related to loss on derivatives, net	44	-	-	-	-	-	-	-	44
Gain on remeasurement of equity interests	(69,230)	-	-	-	-	-	-	-	(69,230)
Closing costs - completed acquisitions	2,739	-	-	-	-	-	-	-	2,739
	(66,447)	-	-	-	-	-	-	-	(66,447)
Adjusted FFO available to common stockholders	$ 8,326	$ (3,010)	$ (52)	$ (7)	$ 437	$ 6,163	$ 1,350	$ (2,300)	$ 10,907
FFO available to common stockholders per diluted share	$ 0.64								$ 0.66
Adjusted FFO available to common stockholders per diluted share	$ 0.07								$ 0.09
Basic weighted average shares outstanding	117,074								117,074
Shares associated with unvested restricted stock awards	137								137
Diluted weighted average shares outstanding (10)	117,211								117,211

(1) Actual represents the Company's ownership results for the 33 hotels owned by the Company as of March 31, 2011. In accordance with the June 30, 2011 presentation, 31 hotels are classified as held for investment and two have been reclassified as discontinued operations.

(2) Discontinued Operations represents the Company's ownership results for the Royal Palm Miami Beach that was sold in Q2 2011 and the Salt Lake City commercial laundry facility that was sold in Q3 2011 along with the Eugene Valley River Inn which was classified as held for sale during 2011.

(3) Acquisition: Doubletree Guest Suites Times Square represents prior ownership results for the joint venture which was acquired by the Company on January 14, 2011, adjusted for the Company's pro forma interest and depreciation expense.

(4) Acquisition: BuyEfficient, LLC represents prior ownership results for the joint venture which was acquired by the Company on January 21, 2011, adjusted for the Company's pro forma depreciation expense.

(5) Acquisition: JW Marriott New Orleans represents prior ownership results for the hotel which was acquired by the Company on February 15, 2011, adjusted for the Company's pro forma interest and depreciation expense.

(6) Acquisition: Hilton San Diego Bayfront represents prior ownership results of the hotel which was acquired by the Company on April 15, 2011, adjusted for the Company's pro forma interest and depreciation expense, along with its 25% non-controlling interest.

(7) Loan Origination: Royal Palm Note Receivable represents the $90.0 million mortgage-secured purchase money loan issued to the buyer of the Royal Palm Miami Beach hotel when it was sold in April 2011.
   The loan bears interest at a floating rate of LIBOR plus 500 basis points through December 2012, and LIBOR plus 600 basis points for 2013.

(8) Equity Offering: Preferred Stock Series D represents the dividends earned on the 4,600,000 8% cumulative redeemable preferred shares sold on April 6, 2011 .

(9) Pro Forma represents the Company's ownership results and prior ownership results for the 32 comparable hotels held for investment as of June 30, 2011, as well as the effects of certain financing transactions completed subsequent to March 31, 2011.

(10) Diluted weighted average shares outstanding includes the Series C convertible preferred stock on a "non-converted" basis.



Reconciliation of Pro Forma Income Available (Loss Attributable) to Common Stockholders to EBITDA and Adjusted EBITDA
Q2 2011

			Three Months Ended June 30, 2011			
(Unaudited and in thousands, except per share amounts)	Actual (1)	Discontinued Operations (2)	Acquisition: Hilton San Diego Bayfront (3)	Loan Origination: Royal Palm Note Receivable (4)	Equity Offering: Preferred Stock Series D (5)	Pro Forma (6)
Income available to common stockholders	$ 31,077 $	(30,783) $	16 $	90 $	(128) $	272
Income from consolidated joint venture attributable to non-controlling interest	244	-	1	-	-	245
Distributions to non-controlling interest	7	-	-	-	-	7
Preferred stock dividends	7,310	-	-	-	128	7,438
Undistributed income allocated to unvested restricted stock compensation	291	-	-	-	-	291
Operations held for investment:						
Depreciation and amortization	32,659	-	917	-	-	33,576
Amortization of lease intangibles	999	-	-	-	-	999
Interest expense	19,120	-	274	-	-	19,394
Amortization of deferred financing fees	812	-	38	-	-	850
Non-cash interest related to discount on Senior Notes	261	-	-	-	-	261
Non-cash interest related to loss on derivatives, net	960	-	-	-	-	960
Non-controlling interests:						
Income from consolidated joint venture attributable to non-controlling interest	(244)	-	(1)	-	-	(245)
Depreciation and amortization	(1,184)	-	(229)	-	-	(1,413)
Interest expense	(456)	-	(69)	-	-	(525)
Amortization of deferred financing fees	(47)	-	(10)	-	-	(57)
Non-cash interest related to loss on derivative	(28)	-	-	-	-	(28)
Discontinued operations:						
Depreciation and amortization	258	(258)	-	-	-	-
Interest expense	157	(157)	-	-	-	-
Amortization of deferred financing fees	3	(3)	-	-	-	-
EBITDA	92,199	(31,201)	937	90	-	62,025
Operations held for investment:						
Amortization of deferred stock compensation	929	-	-	-	-	929
Gain on sale of assets	(56)	-	-	-	-	(56)
Closing costs - completed acquisitions	633	-	-	-	-	633
Discontinued operations:						
Gain on sale of assets	(14,018)	14,018	-	-	-	-
Impairment loss	1,495	(1,495)	-	-	-	-
Gain on extinguishment of debt	(18,145)	18,145	-	-	-	-
	(29,162)	30,668	-	-	-	1,506
Adjusted EBITDA	$ 63,037 $	(533) $	937 $	90 $	- $	63,531

*Footnotes on following page



Reconciliation of Pro Forma Income Available (Loss Attributable) to Common Stockholders to FFO and Adjusted FFO
Q2 2011

			Three Months Ended June 30, 2011			
(Unaudited and in thousands, except per share amounts)	**Actual (1)**	**Discontinued Operations (2)**	**Acquisition: Hilton San Diego Bayfront (3)**	**Loan Origination: Royal Palm Note Receivable (4)**	**Equity Offering: Preferred Stock Series D (5)**	**Pro Forma (6)**
Income available to common stockholders	$ 31,077 $	(30,783) $	16 $	90 $	(128) $	272
Income from consolidated joint venture attributable to non-controlling interest	244	-	1	-	-	245
Distributions to non-controlling interest	7	-	-	-	-	7
Undistributed income allocated to unvested restricted stock compensation	291	-	-	-	-	291
Undistributed income allocated to Series C preferred stock	-	-	-	-	-	-
Operations held for investment:						
Real estate depreciation and amortization	32,359	-	917	-	-	33,276
Amortization of lease intangibles	999	-	-	-	-	999
Gain on sale of assets	(56)	-	-	-	-	(56)
Non-controlling interests:						
Income from consolidated joint venture attributable to non-controlling interest	(244)	-	(1)	-	-	(245)
Real estate depreciation and amortization	(1,184)	-	(229)	-	-	(1,413)
Discontinued operations:						
Real estate depreciation and amortization	258	(258)	-	-	-	-
Gain on sale of assets	(14,018)	14,018	-	-	-	-
FFO available to common stockholders	49,733	(17,023)	704	90	(128)	33,376
Operations held for investment:						
Non-cash interest related to loss on derivatives, net	960	-	-	-	-	960
Gain on remeasurement of equity interests	-	-	-	-	-	-
Closing costs - completed acquisitions	633	-	-	-	-	633
Non-controlling interests:						
Non-cash interest related to loss on derivative	(28)	-	-	-	-	(28)
Discontinued operations:						-
Impairment loss	1,495	(1,495)	-	-	-	-
Gain on extinguishment of debt	(18,145)	18,145	-	-	-	-
	(15,085)	16,650	-	-	-	1,565
Adjusted FFO available to common stockholders	$ 34,648 $	(373) $	704 $	90 $	(128) $	34,941
FFO available to common stockholders per diluted share	$ 0.42				$	0.28
Adjusted FFO available to common stockholders per diluted share	$ 0.30				$	0.30
Basic weighted average shares outstanding	117,227					117,227
Shares associated with unvested restricted stock awards	87					87
Diluted weighted average shares outstanding (7)	117,314					117,314

(1) Actual represents the Company's ownership results for the 33 hotels owned by the Company as of June 30, 2011 and includes 32 hotels classified as held for investment and one reclassified as discontinued operations.

(2) Discontinued Operations represents the Company's ownership results for the Royal Palm Miami Beach that was sold in Q2 2011 and the Salt Lake City commercial laundry facility that was sold in Q3 2011 along with the Eugene Valley River Inn which was classified as held for sale during 2011.

(3) Acquisition: Hilton San Diego Bayfront represents prior ownership results of the hotel which was acquired by the Company on April 15, 2011, adjusted for the Company's pro forma interest and depreciation expense, along with its 25% non-controlling interest.

(4) Loan Origination: Royal Palm Note Receivable represents the $90.0 million mortgage-secured purchase money loan issued to the buyer of the Royal Palm Miami Beach hotel when it was sold in April 2011.
The loan bears interest at a floating rate of LIBOR plus 500 basis points through December 2012, and LIBOR plus 600 basis points for 2013.

(5) Equity Offering: Preferred Stock Series D represents the dividends earned on the 4,600,000 8% cumulative redeemable preferred shares sold on April 6, 2011 .

(6) Pro Forma represents the Company's ownership results and prior ownership results for the 32 comparable hotels held for investment as of June 30, 2011, as well as the effects of certain financing transactions completed in Q2 2011.

(7) Diluted weighted average shares outstanding includes the Series C convertible preferred stock on a "non-converted" basis.



Reconciliation of Pro Forma Income Available (Loss Attributable) to Common Stockholders to EBITDA and Adjusted EBITDA Q1 2010

				Three Months Ended March 31, 2010						
(Unaudited and in thousands except per share amounts)	Actual (1)	Held for Investment (2)	Reacquired Hotel (3)	Discontinued Operations (4)	Acquisition: Doubletree Guest Suites Times Square (5)	Acquisition: BuyEfficient, LLC (6)	Acquisition: JW Marriott New Orleans (7)	Acquisition: Hilton San Diego Bayfront (8)	Loan Origination: Royal Palm Note Receivable (9)	Equity Offering: Preferred Stock Series D (10)	Pro Forma (11)
Loss attributable to common stockholders	$ (26,278)	$ 1,802	$ 149	$ 4,088	$ (2,883)	$ (23)	$ 1,221	$ 1,343	$ 1,350	$ (2,300)	$ (21,531)
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	-	-	447	-	-	447
Distributions to non-controlling interest	-	-	-	-	8	-	-	-	-	-	8
Preferred stock dividends	5,187	-	-	-	-	-	-	-	-	2,300	7,487
Operations held for investment:											
Depreciation and amortization	23,247	-	306	-	1,869	178	525	4,868	-	-	30,993
Amortization of lease intangibles	-	-	-	-	1,007	-	-	-	-	-	1,007
Interest expense	16,778	(910)	-	-	933	-	577	2,108	-	-	19,486
Interest expense - default rate	764	(764)	-	-	-	-	-	-	-	-	-
Amortization of deferred financing fees	490	(29)	-	-	-	-	-	225	-	-	686
Write-off of deferred financing fees	1,462	-	-	-	-	-	-	-	-	-	1,462
Loan penalties and fees	138	(99)	-	-	-	-	-	-	-	-	39
Non-cash interest related to discount on Senior Notes	246	-	-	-	-	-	-	-	-	-	246
Non-controlling interests:											
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	-	-	(447)	-	-	(447)
Depreciation and amortization	-	-	-	-	-	-	-	(1,217)	-	-	(1,217)
Interest expense	-	-	-	-	-	-	-	(527)	-	-	(527)
Amortization of deferred financing fees	-	-	-	-	-	-	-	(56)	-	-	(56)
Unconsolidated joint ventures:											
Depreciation and amortization	14	-	-	-	-	(14)	-	-	-	-	-
Discontinued operations:											
Depreciation and amortization	2,128	-	-	(2,128)	-	-	-	-	-	-	-
Interest expense	3,094	-	-	(3,094)	-	-	-	-	-	-	-
Interest expense - default rate	2,276	-	-	(2,276)	-	-	-	-	-	-	-
Amortization of deferred financing fees	137	-	-	(137)	-	-	-	-	-	-	-
Loan penalties and fees	342	-	-	(342)	-	-	-	-	-	-	-
EBITDA	30,025	-	455	(3,889)	934	141	2,323	6,744	1,350	-	38,083
Operations held for investment:											
Amortization of deferred stock compensation	962	-	-	-	-	10	-	-	-	-	972
Unconsolidated joint ventures:											
Amortization of deferred stock compensation	10	-	-	-	-	(10)	-	-	-	-	-
	972	-	-	-	-	-	-	-	-	-	972
Adjusted EBITDA	$ 30,997	$ -	$ 455	$ (3,889)	934	$ 141	$ 2,323	$ 6,744	$ 1,350	$ -	$ 39,055

*Footnotes on following page

        

Reconciliation of Pro Forma Income Available (Loss Attributable) to Common Stockholders to FFO and Adjusted FFO
Q1 2010

Three Months Ended March 31, 2010

(Unaudited and in thousands except per share amounts)	Actual (1)	Held for Investment (2)	Reacquired Hotel (3)	Discontinued Operations (4)	Acquisition: Doubletree Guest Suites Times Square (5)	Acquisition: BuyEfficient, LLC (6)	Acquisition: JW Marriott New Orleans (7)	Acquisition: Hilton San Diego Bayfront (8)	Loan Origination: Royal Palm Note Receivable (9)	Equity Offering: Preferred Stock Series D (10)	Pro Forma (11)
Loss attributable to common stockholders	$ (26,278) $	1,802 $	149 $	4,088 $	(2,883) $	(23) $	1,221 $	1,343 $	1,350 $	(2,300) $	(21,531)
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	-	-	447	-	-	447
Distributions to non-controlling interest	-	-	-	-	8	-	-	-	-	-	8
Operations held for investment:											
Real estate depreciation and amortization	23,109	-	306	-	1,869	-	525	4,868	-	-	30,677
Amortization of lease intangibles	-	-	-	-	1,007	-	-	-	-	-	1,007
Non-controlling interests:											
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	-	-	(447)	-	-	(447)
Real estate depreciation and amortization	-	-	-	-	-	-	-	(1,217)	-	-	(1,217)
Discontinued operations:											
Real estate depreciation and amortization	2,128	-	-	(2,128)	-	-	-	-	-	-	-
FFO available to common stockholders	(1,041)	1,802	455	1,960	1	(23)	1,746	4,994	1,350	(2,300)	8,944
Operations held for investment:											
Interest expense - default rate	764	(764)	-	-	-	-	-	-	-	-	-
Write-off of deferred financing fees	1,462	-	-	-	-	-	-	-	-	-	1,462
Loan penalties and fees	138	(99)	-	-	-	-	-	-	-	-	39
Discontinued operations:											
Interest expense - default rate	2,276	-	-	(2,276)	-	-	-	-	-	-	-
Loan penalties and fees	342	-	-	(342)	-	-	-	-	-	-	-
	4,982	(863)	-	(2,618)	-	-	-	-	-	-	1,501
Adjusted FFO available to common stockholders	$ 3,941 $	939 $	455 $	(658) $	1 $	(23) $	1,746 $	4,994 $	1,350 $	(2,300) $	10,445
FFO available to common stockholders per diluted share	$ (0.01)									$	0.09
Adjusted FFO available to common stockholders per diluted share	$ 0.04									$	0.11
Basic weighted average shares outstanding	97,047										97,047
Shares associated with unvested restricted stock awards	328										328
Diluted weighted average shares outstanding (12)	97,375										97,375

(1) Actual represents the Company's ownership results for the 40 hotels owned by the Company as of March 31, 2010. In accordance with the June 30, 2011 presentation, 28 hotels are classified as held for investment and 12 have been reclassified as discontinued operations.

(2) Held for Investment includes only the interest and penalties associated with the three Mass Mutual hotels released on April 15, 2010. Hotel operations for these three hotels are included in the "Actual" column.

(3) Reacquired Hotel includes only the hotel operations and excludes interest and penalties associated with the Renaissance Westchester while it was in receivership prior to being reacquired by the Company on June 14, 2010.

(4) Discontinued Operations includes the W San Diego, Marriott Ontario Airport and Mass Mutual eight hotels that have been disposed by deed in lieu or sold by the receiver during 2010 along with the ownership expenses of the Renaissance Westchester prior to June 14, 2010 when it was reacquired by the Company. It also includes the operations for the Salt Lake City commercial laundry facility that was sold in 2011 along with the Eugene Valley River Inn which was classified as held for sale during 2011.

(5) Acquisition: Doubletree Guest Suites Times Square represents prior ownership results for the joint venture which was acquired by the Company on January 14, 2011, adjusted for the Company's pro forma interest and depreciation expense.

(6) Acquisition: BuyEfficient, LLC represents prior ownership results for the joint venture which was acquired by the Company on January 21, 2011, adjusted for the Company's pro forma depreciation expense.

(7) Acquisition: JW Marriott New Orleans represents prior ownership results for the hotel which was acquired by the Company on February 15, 2011, adjusted for the Company's pro forma interest and depreciation expense.

(8) Acquisition: Hilton San Diego Bayfront represents prior ownership results of the hotel which was acquired by the Company on April 15, 2011, adjusted for the Company's pro forma interest and depreciation expense, along with its 25% non-controlling interest.

(9) Loan Origination: Royal Palm Note Receivable represents the $90.0 million mortgage-secured purchase money loan issued to the buyer of the Royal Palm Miami Beach hotel when it was sold in April 2011. The loan bears interest at a floating rate of LIBOR plus 500 basis points through December 2012, and LIBOR plus 600 basis points for 2013.

(10) Equity Offering: Preferred Stock Series D represents the dividends earned on the 4,600,000 8% cumulative redeemable preferred shares sold on April 6, 2011.

(11) Pro Forma represents the Company's ownership results and prior ownership results for the 32 comparable hotels held for investment as of June 30, 2011, as well as the effects of certain financing transactions completed subsequent to March 31, 2010.

(12) Diluted weighted average shares outstanding includes the Series C convertible preferred stock on a "non-converted" basis.

        

Reconciliation of Pro Forma Income Available (Loss Attributable) to Common Stockholders to EBITDA and Adjusted EBITDA
Q2 2010

Three Months Ended June 30, 2010

(Unaudited and in thousands except per share amounts)	Actual (1)	Held for Investment (2)	Reacquired Hotel (3)	Discontinued Operations (4)	Acquisition: Doubletree Guest Suites Times Square (5)	Acquisition: BuyEfficient, LLC (6)	Acquisition: JW Marriott New Orleans (7)	Acquisition: Hilton San Diego Bayfront (8)	Loan Origination: Royal Palm Note Receivable (9)	Equity Offering: Preferred Stock Series D (10)	Pro Forma (11)
Loss attributable to common stockholders	$ (4,879)	$ 427	$ 197	$ (3,964)	$ 1,121	$ 24	$ 1,027	$ 826	$ 1,350	$ (2,300)	$ (6,171)
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	-	-	275	-	-	275
Distributions to non-controlling interest	-	-	-	-	7	-	-	-	-	-	7
Preferred stock dividends	5,187	-	-	-	-	-	-	-	-	2,300	7,487
Operations held for investment:											
Depreciation and amortization	22,974	-	255	-	1,869	176	525	4,867	-	-	30,666
Amortization of lease intangibles	150	-	-	-	1,007	-	-	-	-	-	1,157
Interest expense	16,024	(143)	-	-	992	-	589	2,160	-	-	19,622
Interest expense - default rate	120	(120)	-	-	-	-	-	-	-	-	-
Amortization of deferred financing fees	303	(5)	-	-	-	-	-	225	-	-	523
Write-off of deferred financing fees	123	(123)	-	-	-	-	-	-	-	-	-
Loan penalties and fees	36	(36)	-	-	-	-	-	-	-	-	-
Non-cash interest related to discount on Senior Notes	245	-	-	-	-	-	-	-	-	-	245
Non-controlling interests:											
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	-	-	(275)	-	-	(275)
Depreciation and amortization	-	-	-	-	-	-	-	(1,217)	-	-	(1,217)
Interest expense	-	-	-	-	-	-	-	(540)	-	-	(540)
Amortization of deferred financing fees	-	-	-	-	-	-	-	(56)	-	-	(56)
Unconsolidated joint ventures:											
Depreciation and amortization	13	-	-	-	-	(13)	-	-	-	-	-
Discontinued operations:											
Depreciation and amortization	1,834	-	-	(1,834)	-	-	-	-	-	-	-
Interest expense	2,634	-	-	(2,634)	-	-	-	-	-	-	-
Interest expense - default rate	2,078	-	-	(2,078)	-	-	-	-	-	-	-
Amortization of deferred financing fees	135	-	-	(135)	-	-	-	-	-	-	-
Loan penalties and fees	303	-	-	(303)	-	-	-	-	-	-	-
EBITDA	47,280	-	452	(10,948)	4,996	187	2,141	6,265	1,350	-	51,723
Operations held for investment:											
Amortization of deferred stock compensation	686	-	-	-	-	7	-	-	-	-	693
Impairment loss	1,943	-	-	-	-	-	-	-	-	-	1,943
Unconsolidated joint ventures:											
Amortization of deferred stock compensation	7	-	-	-	-	(7)	-	-	-	-	-
Discontinued operations:											
Gain on extinguishment of debt	(6,747)	-	-	6,747	-	-	-	-	-	-	-
	(4,111)	-	-	6,747	-	-	-	-	-	-	2,636
Adjusted EBITDA	$ 43,169	$ -	$ 452	$ (4,201)	$ 4,996	$ 187	$ 2,141	$ 6,265	$ 1,350	$ -	$ 54,359

*Footnotes on following page

        

Reconciliation of Pro Forma Income Available (Loss Attributable) to Common Stockholders to FFO and Adjusted FFO
Q2 2010

Three Months Ended June 30, 2010

(Unaudited and in thousands except per share amounts)	Actual (1)	Held for Investment (2)	Reacquired Hotel (3)	Discontinued Operations (4)	Acquisition: Doubletree Guest Suites Times Square (5)	Acquisition: BuyEfficient, LLC (6)	Acquisition: JW Marriott New Orleans (7)	Acquisition: Hilton San Diego Bayfront (8)	Loan Origination: Royal Palm Note Receivable (9)	Equity Offering: Preferred Stock Series D (10)	Pro Forma (11)
Loss attributable to common stockholders	$ (4,879)	$ 427	$ 197	$ (3,964)	$ 1,121	$ 24	$ 1,027	$ 826	$ 1,350	$ (2,300)	$ (6,171)
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	-	-	275	-	-	275
Distributions to non-controlling interest	-	-	-	-	7	-	-	-	-	-	7
Operations held for investment:											
Real estate depreciation and amortization	22,843	-	255	-	1,869	-	525	4,867	-	-	30,359
Amortization of lease intangibles	150	-	-	-	1,007	-	-	-	-	-	1,157
Non-controlling interests:											
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	-	-	(275)	-	-	(275)
Real estate depreciation and amortization	-	-	-	-	-	-	-	(1,217)	-	-	(1,217)
Discontinued operations:											
Real estate depreciation and amortization	1,834	-	-	(1,834)	-	-	-	-	-	-	-
FFO available to common stockholders	19,948	427	452	(5,798)	4,004	24	1,552	4,476	1,350	(2,300)	24,135
Operations held for investment:											
Interest expense - default rate	120	(120)	-	-	-	-	-	-	-	-	-
Write-off of deferred financing fees	123	(123)	-	-	-	-	-	-	-	-	-
Loan penalties and fees	36	(36)	-	-	-	-	-	-	-	-	-
Impairment loss	1,943	-	-	-	-	-	-	-	-	-	1,943
Discontinued operations:											
Interest expense - default rate	2,078	-	-	(2,078)	-	-	-	-	-	-	-
Loan penalties and fees	303	-	-	(303)	-	-	-	-	-	-	-
Gain on extinguishment of debt	(6,747)	-	-	6,747	-	-	-	-	-	-	-
	(2,144)	(279)	-	4,366	-	-	-	-	-	-	1,943
Adjusted FFO available to common stockholders	$ 17,804	$ 148	$ 452	$ (1,432)	$ 4,004	$ 24	$ 1,552	$ 4,476	$ 1,350	$ (2,300)	$ 26,078
FFO available to common stockholders per diluted share	$ 0.20										$ 0.25
Adjusted FFO available to common stockholders per diluted share	$ 0.18										$ 0.27
Basic weighted average shares outstanding	97,188										97,188
Shares associated with unvested restricted stock awards	421										421
Diluted weighted average shares outstanding (12)	97,609										97,609

(1) Actual represents the Company's ownership results for the 40 hotels owned by the Company as of June 30, 2010. In accordance with the June 30, 2011 presentation, 29 hotels are classified as held for investment and 11 have been reclassified as discontinued operations.

(2) Held for Investment includes only the interest and penalties associated with the three Mass Mutual hotels released on April 15, 2010. Hotel operations for these three hotels are included in the "Actual" column.

(3) Reacquired Hotel includes only the hotel operations and excludes interest and penalties associated with the Renaissance Westchester while it was in receivership prior to being reacquired by the Company on June 14, 2010.

(4) Discontinued Operations includes the W San Diego that was disposed by deed in lieu in Q3 2010, the Marriott Ontario Airport that was sold by the receiver in Q3 2010 and the Mass Mutual eight hotels that were disposed by deed in lieu in Q4 2010 along with the ownership expenses of the Renaissance Westchester prior to June 14, 2010 when it was reacquired by the Company. It also includes the operations for the Salt Lake City commercial laundry facility that was sold in 2011 along with the Eugene Valley River Inn which was classified as held for sale during 2011.

(5) Acquisition: Doubletree Guest Suites Times Square represents prior ownership results for the joint venture which was acquired by the Company on January 14, 2011, adjusted for the Company's pro forma interest and depreciation expense.

(6) Acquisition: BuyEfficient, LLC represents prior ownership results for the joint venture which was acquired by the Company on January 21, 2011, adjusted for the Company's pro forma depreciation expense.

(7) Acquisition: JW Marriott New Orleans represents prior ownership results for the hotel which was acquired by the Company on February 15, 2011, adjusted for the Company's pro forma interest and depreciation expense.

(8) Acquisition: Hilton San Diego Bayfront represents prior ownership results of the hotel which was acquired by the Company on April 15, 2011, adjusted for the Company's pro forma interest and depreciation expense, along with its 25% non-controlling interest.

(9) Loan Origination: Royal Palm Note Receivable represents the $90.0 million mortgage-secured purchase money loan issued to the buyer of the Royal Palm Miami Beach hotel when it was sold in April 2011. The loan bears interest at a floating rate of LIBOR plus 500 basis points through December 2012, and LIBOR plus 600 basis points for 2013.

(10) Equity Offering: Preferred Stock Series D represents the dividends earned on the 4,600,000 8% cumulative redeemable preferred shares sold on April 6, 2011 .

(11) Pro Forma represents the Company's ownership results and prior ownership results for the 32 comparable hotels held for investment as of June 30, 2011, as well as the effects of certain financing transactions completed subsequent to June 30, 2010.

(12) Diluted weighted average shares outstanding includes the Series C convertible preferred stock on a "non-converted" basis.



Reconciliation of Pro Forma Income Available (Loss Attributable) to Common Stockholders to EBITDA and Adjusted EBITDA
Q3 2010

Three Months Ended September 30, 2010

(Unaudited and in thousands except per share amounts)	Actual (1)	Discontinued Operations (2)	Acquisition: Doubletree Guest Suites Times Square (3)	Acquisition: BuyEfficient, LLC (4)	Acquisition: JW Marriott New Orleans (5)	Acquisition: Hilton San Diego Bayfront (6)	Loan Origination: Royal Palm Note Receivable (7)	Equity Offering: Preferred Stock Series D (8)	Pro Forma (9)
Income available to common stockholders	$ 18,280	$ (31,296)	$ 1,043	$ 56	$ (534)	$ 757	$ 1,350	$ (2,300)	$ (12,644)
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	252	-	-	252
Distributions to non-controlling interest	-	-	8	-	-	-	-	-	8
Preferred stock dividends	5,141	-	-	-	-	-	-	2,300	7,441
Undistributed income allocated to unvested restricted stock compensation	232	-	-	-	-	-	-	-	232
Operations held for investment:									
Depreciation and amortization	23,043	-	1,869	176	525	4,868	-	-	30,481
Amortization of lease intangibles	76	-	1,007	-	-	-	-	-	1,083
Interest expense	15,954	-	1,000	-	589	2,148	-	-	19,691
Amortization of deferred financing fees	300	-	-	-	-	225	-	-	525
Non-cash interest related to discount on Senior Notes	252	-	-	-	-	-	-	-	252
Non-controlling interests:									
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	(252)	-	-	(252)
Depreciation and amortization	-	-	-	-	-	(1,217)	-	-	(1,217)
Interest expense	-	-	-	-	-	(537)	-	-	(537)
Amortization of deferred financing fees	-	-	-	-	-	(56)	-	-	(56)
Unconsolidated joint ventures:									
Depreciation and amortization	13	-	-	(13)	-	-	-	-	-
Discontinued operations:									
Depreciation and amortization	2,380	(2,380)	-	-	-	-	-	-	-
Interest expense	2,586	(2,586)	-	-	-	-	-	-	-
Interest expense - default rate	2,038	(2,038)	-	-	-	-	-	-	-
Amortization of deferred financing fees	134	(134)	-	-	-	-	-	-	-
Loan penalties and fees	282	(282)	-	-	-	-	-	-	-
EBITDA	70,711	(38,716)	4,927	219	580	6,188	1,350	-	45,259
Operations held for investment:									
Amortization of deferred stock compensation	757	-	-	4	-	-	-	-	761
Loss on sale of assets	383	-	-	-	-	-	-	-	383
Due diligence costs - abandoned project	938	-	-	-	-	-	-	-	938
Unconsolidated joint ventures:									
Amortization of deferred stock compensation	4	-	-	(4)	-	-	-	-	-
Discontinued operations:									
Gain on extinguishment of debt	(40,473)	40,473	-	-	-	-	-	-	-
Closing costs - completed acquisitions	6,774	(6,774)	-	-	-	-	-	-	-
	(31,617)	33,699	-	-	-	-	-	-	2,082
Adjusted EBITDA	$ 39,094	$ (5,017)	4,927	219	580	6,188	1,350	-	$ 47,341

*Footnotes on following page

        

Reconciliation of Pro Forma Income Available (Loss Attributable) to Common Stockholders to FFO and Adjusted FFO
Q3 2010

Three Months Ended September 30, 2010

(Unaudited and in thousands except per share amounts)	Actual (1)	Discontinued Operations (2)	Acquisition: Doubletree Guest Suites Times Square (3)	Acquisition: BuyEfficient, LLC (4)	Acquisition: JW Marriott New Orleans (5)	Acquisition: Hilton San Diego Bayfront (6)	Loan Origination: Royal Palm Note Receivable (7)	Equity Offering: Preferred Stock Series D (8)	Pro Forma (9)
Income available to common stockholders	$ 18,280	$ (31,296)	$ 1,043	$ 56	$ (534)	$ 757	$ 1,350	$ (2,300)	$ (12,644)
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	252	-	-	252
Distributions to non-controlling interest	-	-	8	-	-	-	-	-	8
Undistributed income allocated to unvested restricted stock compensation	232	-	-	-	-	-	-	-	232
Operations held for investment:									
Real estate depreciation and amortization	22,906	-	1,869	-	525	4,868	-	-	30,168
Amortization of lease intangibles	76	-	1,007	-	-	-	-	-	1,083
Loss on sale of assets	383	-	-	-	-	-	-	-	383
Non-controlling interests:									
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	(252)	-	-	(252)
Real estate depreciation and amortization	-	-	-	-	-	(1,217)	-	-	(1,217)
Discontinued operations:									
Real estate depreciation and amortization	2,380	(2,380)	-	-	-	-	-	-	-
FFO available to common stockholders	44,257	(33,676)	3,927	56	(9)	4,408	1,350	(2,300)	18,013
Operations held for investment:									
Due diligence costs - abandoned project	938	-	-	-	-	-	-	-	938
Discontinued operations:									
Interest expense - default rate	2,038	(2,038)	-	-	-	-	-	-	-
Loan penalties and fees	282	(282)	-	-	-	-	-	-	-
Gain on extinguishment of debt	(40,473)	40,473	-	-	-	-	-	-	-
Closing costs - completed acquisitions	6,774	(6,774)	-	-	-	-	-	-	-
	(30,441)	31,379	-	-	-	-	-	-	938
Adjusted FFO available to common stockholders	$ 13,816	$ (2,297)	$ 3,927	$ 56	$ (9)	$ 4,408	$ 1,350	$ (2,300)	$ 18,951
FFO available to common stockholders per diluted share	$ 0.45								$ 0.18
Adjusted FFO available to common stockholders per diluted share	$ 0.14								$ 0.19
Basic weighted average shares outstanding	97,250								97,250
Shares associated with unvested restricted stock awards	362								362
Diluted weighted average shares outstanding (10)	97,612								97,612

(1) Actual represents the Company's ownership results for the 39 hotels owned by the Company as of September 30, 2010. In accordance with the June 30, 2011 presentation, 29 hotels are classified as held for investment and 10 have been reclassified as discontinued operations.

(2) Discontinued Operations includes the W San Diego that was disposed by deed in lieu in Q3 2010, the Marriott Ontario Airport that was sold by the receiver in Q3 2010 and the Mass Mutual eight hotels that were disposed by deed in lieu in Q4 2010.
It also includes the operations for the Royal Palm Miami Beach and Salt Lake City commercial laundry facility that were sold in 2011 along with the Eugene Valley River Inn which was classified as held for sale during 2011.

(3) Acquisition: Doubletree Guest Suites Times Square represents prior ownership results for the joint venture which was acquired by the Company on January 14, 2011, adjusted for the Company's pro forma interest and depreciation expense.

(4) Acquisition: BuyEfficient, LLC represents prior ownership results for the joint venture which was acquired by the Company on January 21, 2011, adjusted for the Company's pro forma depreciation expense.

(5) Acquisition: JW Marriott New Orleans represents prior ownership results for the hotel which was acquired by the Company on February 15, 2011, adjusted for the Company's pro forma interest and depreciation expense.

(6) Acquisition: Hilton San Diego Bayfront represents prior ownership results of the hotel which was acquired by the Company on April 15, 2011, adjusted for the Company's pro forma interest and depreciation expense, along with its 25% non-controlling interest.

(7) Loan Origination: Royal Palm Note Receivable represents the $90.0 million mortgage-secured purchase money loan issued to the buyer of the Royal Palm Miami Beach hotel when it was sold in April 2011.
The loan bears interest at a floating rate of LIBOR plus 500 basis points through December 2012, and LIBOR plus 600 basis points for 2013.

(8) Equity Offering: Preferred Stock Series D represents the dividends earned on the 4,600,000 8% cumulative redeemable preferred shares sold on April 6, 2011 .

(9) Pro Forma represents the Company's ownership results and prior ownership results for the 32 comparable hotels held for investment as of June 30, 2011, as well as the effects of certain financing transactions completed subsequent to September 30, 2010.

(10) Diluted weighted average shares outstanding includes the Series C convertible preferred stock on a "non-converted" basis.

        

Reconciliation of Pro Forma Income Available (Loss Attributable) to Common Stockholders to EBITDA and Adjusted EBITDA
Q4 2010

(Unaudited and in thousands except per share amounts)	Actual (1)	Discontinued Operations (2)	Acquisition: Doubletree Guest Suites Times Square (3)	Acquisition: BuyEfficient, LLC (4)	Acquisition: JW Marriott New Orleans (5)	Acquisition: Hilton San Diego Bayfront (6)	Loan Origination: Royal Palm Note Receivable (7)	Equity Offering: Preferred Stock Series D (8)	Pro Forma (9)
Three Months Ended December 31, 2010									
Income available to common stockholders	$ 30,361	$ (37,433)	$ 4,769	$ (54)	$ 1,187	$ 1,157	$ 1,350	$ (2,300)	$ (963)
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	387	-	-	387
Distributions to non-controlling interest	-	-	7	-	-	-	-	-	7
Preferred stock dividends	5,137	-	-	-	-	-	-	2,300	7,437
Undistributed income allocated to unvested restricted stock compensation	174	-	-	-	-	-	-	-	174
Operations held for investment:									
Depreciation and amortization	23,110	-	1,869	174	525	4,867	-	-	30,545
Amortization of lease intangibles	55	-	1,007	-	-	-	-	-	1,062
Interest expense	16,057	-	970	-	581	2,110	-	-	19,718
Amortization of deferred financing fees	492	-	-	-	-	225	-	-	717
Loan penalties and fees	137	-	-	-	-	-	-	-	137
Non-cash interest related to discount on Senior Notes	253	-	-	-	-	-	-	-	253
Non-controlling interests:									
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	(387)	-	-	(387)
Depreciation and amortization	-	-	-	-	-	(1,217)	-	-	(1,217)
Interest expense	-	-	-	-	-	(528)	-	-	(528)
Amortization of deferred financing fees	-	-	-	-	-	(57)	-	-	(57)
Unconsolidated joint ventures:									
Depreciation and amortization	12	-	-	(12)	-	-	-	-	-
Discontinued operations:									
Depreciation and amortization	2,216	(2,216)	-	-	-	-	-	-	-
Interest expense	969	(969)	-	-	-	-	-	-	-
Interest expense - default rate	679	(679)	-	-	-	-	-	-	-
Amortization of deferred financing fees	47	(47)	-	-	-	-	-	-	-
Loan penalties and fees	94	(94)	-	-	-	-	-	-	-
EBITDA	79,793	(41,438)	8,622	108	2,293	6,557	1,350	-	57,285
Operations held for investment:									
Amortization of deferred stock compensation	1,537	-	-	11	-	-	-	-	1,548
Gain on sale of assets	(1)	-	-	-	-	-	-	-	(1)
Due diligence costs - abandoned project	21	-	-	-	-	-	-	-	21
Costs associated with CEO severance	2,242	-	-	-	-	-	-	-	2,242
Unconsolidated joint ventures:									
Amortization of deferred stock compensation	11	-	-	(11)	-	-	-	-	-
Discontinued operations:									
Gain on extinguishment of debt	(39,015)	39,015	-	-	-	-	-	-	-
Closing costs - completed acquisitions	22	(22)	-	-	-	-	-	-	-
	(35,183)	38,993	-	-	-	-	-	-	3,810
Adjusted EBITDA	$ 44,610	$ (2,445)	$ 8,622	$ 108	$ 2,293	$ 6,557	$ 1,350	$ -	$ 61,095

*Footnotes on following page



Reconciliation of Pro Forma Income Available (Loss Attributable) to Common Stockholders to FFO and Adjusted FFO
Q4 2010

(Unaudited and in thousands except per share amounts)	Three Months Ended December 31, 2010 Actual (1)	Discontinued Operations (2)	Acquisition: Doubletree Guest Suites Times Square (3)	Acquisition: BuyEfficient, LLC (4)	Acquisition: JW Marriott New Orleans (5)	Acquisition: Hilton San Diego Bayfront (6)	Loan Origination: Royal Palm Note Receivable (7)	Equity Offering: Preferred Stock Series D (8)	Pro Forma (9)
Income available to common stockholders	$ 30,361	$ (37,433)	$ 4,769	$ (54)	$ 1,187	$ 1,157	$ 1,350	$ (2,300)	$ (963)
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	387	-	-	387
Distributions to non-controlling interest	-	-	7	-	-	-	-	-	7
Undistributed income allocated to unvested restricted stock compensation	174	-	-	-	-	-	-	-	174
Operations held for investment:									
Real estate depreciation and amortization	22,966	-	1,869	-	525	4,867	-	-	30,227
Amortization of lease intangibles	55	-	1,007	-	-	-	-	-	1,062
Gain on sale of assets	(1)	-	-	-	-	-	-	-	(1)
Non-controlling interests:									
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	(387)	-	-	(387)
Real estate depreciation and amortization	-	-	-	-	-	(1,217)	-	-	(1,217)
Discontinued operations:									
Real estate depreciation and amortization	2,216	(2,216)	-	-	-	-	-	-	-
FFO available to common stockholders	55,771	(39,649)	7,652	(54)	1,712	4,807	1,350	(2,300)	29,289
Operations held for investment:									
Loan penalties and fees	137	-	-	-	-	-	-	-	137
Due diligence costs - abandoned project	21	-	-	-	-	-	-	-	21
Costs associated with CEO severance	2,242	-	-	-	-	-	-	-	2,242
Amortization of deferred stock compensation associated with CEO severance	1,074	-	-	-	-	-	-	-	1,074
Discontinued operations:									
Interest expense - default rate	679	(679)	-	-	-	-	-	-	-
Loan penalties and fees	94	(94)	-	-	-	-	-	-	-
Gain on extinguishment of debt	(39,015)	39,015	-	-	-	-	-	-	-
Closing costs - completed acquisitions	22	(22)	-	-	-	-	-	-	-
	(34,746)	38,220	-	-	-	-	-	-	3,474
Adjusted FFO available to common stockholders	$ 21,025	$ (1,429)	$ 7,652	$ (54)	$ 1,712	$ 4,807	$ 1,350	$ (2,300)	$ 32,763
FFO available to common stockholders per diluted share	$ 0.52								$ 0.27
Adjusted FFO available to common stockholders per diluted share	$ 0.20								$ 0.30
Basic weighted average shares outstanding	107,266								107,266
Shares associated with unvested restricted stock awards	441								441
Diluted weighted average shares outstanding (10)	107,707								107,707

(1) Actual represents the Company's ownership results for the 31 hotels owned by the Company as of December 31, 2010. In accordance with the June 30, 2011 presentation, 29 hotels are classified as held for investment and two have been reclassified as discontinued operations.

(2) Discontinued Operations includes the Mass Mutual eight hotels that were disposed by deed in lieu in Q4 2010. It also includes the operations for the Royal Palm Miami Beach and Salt Lake City commercial laundry facility that were sold in 2011 along with the Eugene Valley River Inn which was classified as held for sale during 2011.

(3) Acquisition: Doubletree Guest Suites Times Square represents prior ownership results for the joint venture which was acquired by the Company on January 14, 2011, adjusted for the Company's pro forma interest and depreciation expense.

(4) Acquisition: BuyEfficient, LLC represents prior ownership results for the joint venture which was acquired by the Company on January 21, 2011, adjusted for the Company's pro forma depreciation expense.

(5) Acquisition: JW Marriott New Orleans represents prior ownership results for the hotel which was acquired by the Company on February 15, 2011, adjusted for the Company's pro forma interest and depreciation expense.

(6) Acquisition: Hilton San Diego Bayfront represents prior ownership results of the hotel which was acquired by the Company on April 15, 2011, adjusted for the Company's pro forma interest and depreciation expense, along with its 25% non-controlling interest.

(7) Loan Origination: Royal Palm Note Receivable represents the $90.0 million mortgage-secured purchase money loan issued to the buyer of the Royal Palm Miami Beach hotel when it was sold in April 2011.
The loan bears interest at a floating rate of LIBOR plus 500 basis points through December 2012, and LIBOR plus 600 basis points for 2013.

(8) Equity Offering: Preferred Stock Series D represents the dividends earned on the 4,600,000 8% cumulative redeemable preferred shares sold on April 6, 2011 .

(9) Pro Forma represents the Company's ownership results and prior ownership results for the 32 comparable hotels held for investment as of June 30, 2011, as well as the effects of certain financing transactions completed subsequent to December 31, 2010.

(10) Diluted weighted average shares outstanding includes the Series C convertible preferred stock on a "non-converted" basis.



Reconciliation of Pro Forma Income Available (Loss Attributable) to Common Stockholders to EBITDA and Adjusted EBITDA
FY 2010

Year Ended December 31, 2010

(Unaudited and in thousands except per share amounts)	Actual (1)	Held for Investment (2)	Reacquired Hotel (3)	Discontinued Operations (4)	Acquisition: Doubletree Guest Suites Times Square (5)	Acquisition: BuyEfficient, LLC (6)	Acquisition: JW Marriott New Orleans (7)	Acquisition: Hilton San Diego Bayfront (8)	Loan Origination: Royal Palm Note Receivable (9)	Equity Offering: Preferred Stock Series D (10)	Pro Forma (11)
Income available to common stockholders	$ 17,788	$ 2,229	$ 346	$ (68,605)	$ 4,050	$ 3	$ 2,901	$ 4,083	$ 5,400	$ (9,200)	$ (41,005)
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	-	-	1,361	-	-	1,361
Distributions to non-controlling interest	-	-	-	-	30	-	-	-	-	-	30
Preferred stock dividends	20,652	-	-	-	-	-	-	-	-	9,200	29,852
Undistributed income allocated to unvested restricted stock compensation	102	-	-	-	-	-	-	-	-	-	102
Operations held for investment:											
Depreciation and amortization	92,374	-	561	-	7,476	704	2,100	19,470	-	-	122,685
Amortization of lease intangibles	281	-	-	-	4,028	-	-	-	-	-	4,309
Interest expense	64,813	(1,053)	-	-	3,895	-	2,336	8,526	-	-	78,517
Interest expense - default rate	884	(884)	-	-	-	-	-	-	-	-	-
Amortization of deferred financing fees	1,585	(34)	-	-	-	-	-	900	-	-	2,451
Write-off of deferred financing fees	1,585	(123)	-	-	-	-	-	-	-	-	1,462
Loan penalties and fees	311	(135)	-	-	-	-	-	-	-	-	176
Non-cash interest related to discount on Senior Notes	996	-	-	-	-	-	-	-	-	-	996
Non-controlling interests:											
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	-	-	(1,361)	-	-	(1,361)
Depreciation and amortization	-	-	-	-	-	-	-	(4,868)	-	-	(4,868)
Interest expense	-	-	-	-	-	-	-	(2,132)	-	-	(2,132)
Amortization of deferred financing fees	-	-	-	-	-	-	-	(225)	-	-	(225)
Unconsolidated joint ventures:											
Depreciation and amortization	52	-	-	-	-	(52)	-	-	-	-	-
Discontinued operations:											
Depreciation and amortization	8,558	-	-	(8,558)	-	-	-	-	-	-	-
Interest expense	9,283	-	-	(9,283)	-	-	-	-	-	-	-
Interest expense - default rate	7,071	-	-	(7,071)	-	-	-	-	-	-	-
Amortization of deferred financing fees	453	-	-	(453)	-	-	-	-	-	-	-
Loan penalties and fees	1,021	-	-	(1,021)	-	-	-	-	-	-	-
EBITDA	227,809	-	907	(94,991)	19,479	655	7,337	25,754	5,400	-	192,350
Operations held for investment:											
Amortization of deferred stock compensation	3,942	-	-	-	-	32	-	-	-	-	3,974
Loss on sale of assets	382	-	-	-	-	-	-	-	-	-	382
Impairment loss	1,943	-	-	-	-	-	-	-	-	-	1,943
Due diligence costs - abandoned project	959	-	-	-	-	-	-	-	-	-	959
Costs associated with CEO severance	2,242	-	-	-	-	-	-	-	-	-	2,242
Unconsolidated joint ventures:											
Amortization of deferred stock compensation	32	-	-	-	-	(32)	-	-	-	-	-
Discontinued operations:											
Gain on extinguishment of debt	(86,235)	-	-	86,235	-	-	-	-	-	-	-
Closing costs - completed acquisitions	6,796	-	-	(6,796)	-	-	-	-	-	-	-
	(69,939)	-	-	79,439	-	-	-	-	-	-	9,500
Adjusted EBITDA	$ 157,870	$ -	$ 907	$ (15,552)	$ 19,479	$ 655	$ 7,337	$ 25,754	$ 5,400	$ -	$ 201,850

*Footnotes on following page

        

Reconciliation of Pro Forma Income Available (Loss Attributable) to Common Stockholders to FFO and Adjusted FFO
FY 2010

		Year Ended December 31, 2010									
(Unaudited and in thousands except per share amounts)	Actual (1)	Held for Investment (2)	Reacquired Hotel (3)	Discontinued Operations (4)	Acquisition: Doubletree Guest Suites Times Square (5)	Acquisition: BuyEfficient, LLC (6)	Acquisition: JW Marriott New Orleans (7)	Acquisition: Hilton San Diego Bayfront (8)	Loan Origination: Royal Palm Note Receivable (9)	Equity Offering: Preferred Stock Series D (10)	Pro Forma (11)
Income available to common stockholders	$ 17,788	$ 2,229	$ 346	$ (68,605)	$ 4,050	$ 3	$ 2,901	$ 4,083	$ 5,400	$ (9,200)	$ (41,005)
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	-	-	1,361	-	-	1,361
Distributions to non-controlling interest	-	-	-	-	30	-	-	-	-	-	30
Undistributed income allocated to unvested restricted stock compensation	102	-	-	-	-	-	-	-	-	-	102
Operations held for investment:											
Real estate depreciation and amortization	91,824	-	561	-	7,476	-	2,100	19,470	-	-	121,431
Amortization of lease intangibles	281	-	-	-	4,028	-	-	-	-	-	4,309
Loss on sale of assets	382	-	-	-	-	-	-	-	-	-	382
Non-controlling interests:											
Income from consolidated joint venture attributable to non-controlling interest	-	-	-	-	-	-	-	(1,361)	-	-	(1,361)
Real estate depreciation and amortization	-	-	-	-	-	-	-	(4,868)	-	-	(4,868)
Discontinued operations:											
Real estate depreciation and amortization	8,558	-	-	(8,558)	-	-	-	-	-	-	-
FFO available to common stockholders	118,935	2,229	907	(77,163)	15,584	3	5,001	18,685	5,400	(9,200)	80,381
Operations held for investment:											
Interest expense - default rate	884	(884)	-	-	-	-	-	-	-	-	-
Write-off of deferred financing fees	1,585	(123)	-	-	-	-	-	-	-	-	1,462
Loan penalties and fees	311	(135)	-	-	-	-	-	-	-	-	176
Impairment loss	1,943	-	-	-	-	-	-	-	-	-	1,943
Due diligence costs - abandoned project	959	-	-	-	-	-	-	-	-	-	959
Costs associated with CEO severance	2,242	-	-	-	-	-	-	-	-	-	2,242
Amortization of deferred stock compensation associated with CEO severance	1,074	-	-	-	-	-	-	-	-	-	1,074
Discontinued operations:											
Interest expense - default rate	7,071	-	-	(7,071)	-	-	-	-	-	-	-
Loan penalties and fees	1,021	-	-	(1,021)	-	-	-	-	-	-	-
Gain on extinguishment of debt	(86,235)	-	-	86,235	-	-	-	-	-	-	-
Closing costs - completed acquisitions	6,796	-	-	(6,796)	-	-	-	-	-	-	-
	(62,349)	(1,142)	-	71,347	-	-	-	-	-	-	7,856
Adjusted FFO available to common stockholders	$ 56,586	$ 1,087	$ 907	$ (5,816)	$ 15,584	$ 3	$ 5,001	$ 18,685	$ 5,400	$ (9,200)	$ 88,237
FFO available to common stockholders per diluted share	$ 1.19										$ 0.80
Adjusted FFO available to common stockholders per diluted share	$ 0.57										$ 0.88
Basic weighted average shares outstanding	99,709										99,709
Shares associated with unvested restricted stock awards	390										390
Diluted weighted average shares outstanding (12)	100,099										100,099

(1) Actual represents the Company's ownership results for the 31 hotels owned by the Company as of December 31, 2010. In accordance with the June 30, 2011 presentation, 29 hotels are classified as held for investment and two have been reclassified as discontinued operations.
(2) Held for Investment includes only the interest and penalties associated with the three Mass Mutual hotels released on April 15, 2010. Hotel operations for these three hotels are included in the "Actual" column.
(3) Reacquired Hotel includes only the hotel operations and excludes interest and penalties associated with the Renaissance Westchester while it was in receivership prior to being reacquired by the Company on June 14, 2010.
(4) Discontinued Operations includes the W San Diego that was disposed by deed in lieu in Q3 2010, the Marriott Ontario Airport that was sold by the receiver in Q3 2010 and the Mass Mutual eight hotels that were disposed by deed in lieu in Q4 2010 along with the ownership expenses of the
    Renaissance Westchester prior to June 14, 2010 when it was reacquired by the Company. It also includes the operations for the Royal Palm Miami Beach and the Salt Lake City commercial laundry facility which were sold in 2011 along with the Eugene Valley River Inn which was classified as held for sale during 2011.
(5) Acquisition: Doubletree Guest Suites Times Square represents prior ownership results for the joint venture which was acquired by the Company on January 14, 2011, adjusted for the Company's pro forma interest and depreciation expense.
(6) Acquisition: BuyEfficient, LLC represents prior ownership results for the joint venture which was acquired by the Company on January 21, 2011, adjusted for the Company's pro forma depreciation expense.
(7) Acquisition: JW Marriott New Orleans represents prior ownership results for the hotel which was acquired by the Company on February 15, 2011, adjusted for the Company's pro forma interest and depreciation expense.
(8) Acquisition: Hilton San Diego Bayfront represents prior ownership results of the hotel which was acquired by the Company on April 15, 2011, adjusted for the Company's pro forma interest and depreciation expense, along with its 25% non-controlling interest.
(9) Loan Origination: Royal Palm Note Receivable represents the $90.0 million mortgage-secured purchase money loan issued to the buyer of the Royal Palm Miami Beach hotel when it was sold in April 2011.
    The loan bears interest at a floating rate of LIBOR plus 500 basis points through December 2012, and LIBOR plus 600 basis points for 2013.
(10) Equity Offering: Preferred Stock Series D represents the dividends earned on the 4,600,000 8% cumulative redeemable preferred shares sold on April 6, 2011 .
(11) Pro Forma represents the Company's ownership results and prior ownership results for the 32 comparable hotels held for investment as of June 30, 2011, as well as the effects of certain financing transactions completed subsequent to December 31, 2010.
(12) Diluted weighted average shares outstanding includes the Series C convertible preferred stock on a "non-converted" basis.

APPENDIX

        

Property-Level EBITDA Reconciliation
FY 2010

		For the Year Ended December 31, 2010				
(Unaudited and in thousands)	Total Revenues	Adjusted Net Income / (Loss) (3)	Plus: Depreciation	Plus: Interest Expense	Equals: Hotel EBITDA	Hotel EBITDA Margins
1 Courtyard by Marriott Los Angeles	$ 8,401	$ 1,353	$ 704	$ 1	$ 2,058	24.5%
2 Doubletree Guest Suites Minneapolis	7,651	256	828	981	2,065	27.0%
3 Doubletree Guest Suites Times Square (2)	60,152	8,108	7,476	3,895	19,479	32.4%
4 Embassy Suites Chicago	20,214	448	2,753	4,275	7,476	37.0%
5 Embassy Suites La Jolla	17,024	(1,641)	3,772	4,630	6,761	39.7%
6 Fairmont Newport Beach	23,289	(1,949)	5,601	-	3,652	15.7%
7 Hilton Del Mar	11,519	(603)	1,474	1,412	2,283	19.8%
8 Hilton North Houston	20,518	(1,372)	3,462	1,960	4,050	19.7%
9 Hilton San Diego Bayfront (2)	100,372	5,444	19,470	9,426	34,340	34.2%
10 Hilton Times Square	46,818	(2,465)	9,259	5,164	11,958	25.5%
11 Hyatt Regency Newport Beach	27,307	1,774	2,744	-	4,518	16.5%
12 JW Marriott New Orleans	27,997	2,901	2,100	2,336	7,337	26.2%
13 Kahler Grand	22,950	1,498	2,734	1,565	5,797	25.3%
14 Kahler Inn & Suites	6,901	655	899	843	2,397	34.7%
15 Marriott Boston Long Wharf	41,824	(4,193)	7,761	9,972	13,540	32.4%
16 Marriott Del Mar	16,070	(1,480)	1,569	2,783	2,872	17.9%
17 Marriott Houston	11,361	(1,633)	1,645	1,298	1,310	11.5%
18 Marriott Park City	8,352	(366)	1,089	851	1,574	18.8%
19 Marriott Philadelphia	17,061	101	1,804	1,537	3,442	20.2%
20 Marriott Portland	11,333	2,478	1,231	-	3,709	32.7%
21 Marriott Quincy	25,096	1,294	4,179	-	5,473	21.8%
22 Marriott Rochester	12,519	733	1,801	1,385	3,919	31.3%
23 Marriott Troy	15,399	(1,539)	2,268	1,983	2,712	17.6%
24 Marriott Tysons Corner	21,188	1,184	2,809	2,529	6,522	30.8%
25 Renaissance Harborplace	41,620	(2,194)	8,118	5,558	11,482	27.6%
26 Renaissance Los Angeles Airport	20,249	(418)	2,821	-	2,403	11.9%
27 Renaissance Long Beach	18,447	181	2,472	1,713	4,366	23.7%
28 Renaissance Orlando Resort at SeaWorld ®	47,764	231	7,364	4,763	12,358	25.9%
29 Renaissance Washington DC	67,509	4,002	7,401	8,015	19,418	28.8%
30 Renaissance Westchester	18,256	760	1,200	-	1,960	10.7%
31 Residence Inn by Marriott Rochester	3,454	962	551	-	1,513	43.8%
32 Sheraton Cerritos	10,253	765	1,453	-	2,218	21.6%
Total Comparable Portfolio (1)	**808,868**	**15,275**	**120,812**	**78,875**	**214,962**	**26.6%**
Prior Ownership Results (1)						
Renaissance Westchester	8,285	346	561	-	907	10.9%
Doubletree Guest Suites Times Square (2)	60,152	8,108	7,476	3,895	19,479	32.4%
JW Marriott New Orleans	27,997	2,901	2,100	2,336	7,337	26.2%
Hilton San Diego Bayfront (2)	100,372	5,444	19,470	9,426	34,340	34.2%
Total Actual Portfolio	$ 612,062	$ (1,524)	$ 91,205	$ 63,218	$ 152,899	**25.0%**

*Footnotes on page 52.

        

Property-Level EBITDA Reconciliation
FY 2009

	(Unaudited and in thousands)	Total Revenues	Adjusted Net Income / (Loss)	Plus: Depreciation	Plus: Interest Expense	Equals: Hotel EBITDA	Hotel EBITDA Margins
				For the Year Ended December 31, 2009			
1	Courtyard by Marriott Los Angeles	$ 8,000	$ 1,250	$ 706	$ -	$ 1,956	24.5%
2	Doubletree Guest Suites Minneapolis	6,552	(392)	864	1,003	1,475	22.5%
3	Doubletree Guest Suites Times Square (2)	53,261	3,434	7,476	3,895	14,805	27.8%
4	Embassy Suites Chicago	19,809	(1,403)	2,889	4,271	5,757	29.1%
5	Embassy Suites La Jolla	16,366	(1,986)	3,696	4,630	6,340	38.7%
6	Fairmont Newport Beach	23,561	(1,538)	5,645	-	4,107	17.4%
7	Hilton Del Mar	11,017	(791)	1,597	1,444	2,250	20.4%
8	Hilton North Houston	24,859	698	3,302	1,983	5,983	24.1%
9	Hilton San Diego Bayfront (2)	86,118	(911)	19,470	9,426	27,985	32.5%
10	Hilton Times Square	42,966	(4,235)	9,452	4,997	10,214	23.8%
11	Hyatt Regency Newport Beach	24,386	860	2,895	-	3,755	15.4%
12	JW Marriott New Orleans	25,276	994	2,100	2,336	5,430	21.5%
13	Kahler Grand	22,822	1,981	2,732	1,599	6,312	27.7%
14	Kahler Inn & Suites	7,286	236	916	1,704	2,856	39.2%
15	Marriott Boston Long Wharf	38,004	(6,860)	7,554	9,972	10,666	28.1%
16	Marriott Del Mar	16,596	(1,844)	2,107	2,783	3,046	18.4%
17	Marriott Houston	13,492	(696)	1,756	1,327	2,387	17.7%
18	Marriott Park City	9,307	337	1,116	870	2,323	25.0%
19	Marriott Philadelphia	17,383	137	1,917	1,571	3,625	20.9%
20	Marriott Portland	10,683	2,156	976	-	3,132	29.3%
21	Marriott Quincy	23,598	773	4,105	-	4,878	20.7%
22	Marriott Rochester	12,014	(780)	1,807	2,800	3,827	31.9%
23	Marriott Troy	15,883	(1,680)	2,454	2,027	2,801	17.6%
24	Marriott Tysons Corner	20,280	487	2,911	2,586	5,984	29.5%
25	Renaissance Harborplace	37,755	(4,983)	7,874	5,540	8,431	22.3%
26	Renaissance Los Angeles Airport	21,120	408	2,755	-	3,163	15.0%
27	Renaissance Long Beach	19,131	514	2,555	1,750	4,819	25.2%
28	Renaissance Orlando Resort at SeaWorld ®	47,198	(249)	7,395	4,859	12,005	25.4%
29	Renaissance Washington DC	71,099	6,429	7,254	8,109	21,792	30.7%
30	Renaissance Westchester	17,096	(4,962)	1,810	4,575	1,423	8.3%
31	Residence Inn by Marriott Rochester	3,141	765	562	-	1,327	42.2%
32	Sheraton Cerritos	10,039	962	1,494	-	2,456	24.5%
	Total Comparable Portfolio (4)	**776,098**	**(10,889)**	**122,142**	**86,057**	**197,310**	**25.4%**
	Prior Ownership Results (4)						
	Doubletree Guest Suites Times Square (2)	53,261	3,434	7,476	3,895	14,805	27.8%
	JW Marriott New Orleans	25,276	994	2,100	2,336	5,430	21.5%
	Hilton San Diego Bayfront (2)	86,118	(911)	19,470	9,426	27,985	32.5%
	Total Actual Portfolio	**$ 611,443**	**$ (14,406)**	**$ 93,096**	**$ 70,400**	**$ 149,090**	**24.4%**

*Footnotes on page 52.



Property-Level EBITDA Reconciliation

(1) Total Comparable Portfolio for the year ended December 31, 2010 includes operating results for the Renaissance Westchester while it was held in receivership prior to the Company's reacquisition of the hotel on June 14, 2010, as well as prior ownership results for the Doubletree Guest Suites Times Square acquired by the Company on January 14, 2011, the JW Marriott New Orleans acquired by the Company on February 15, 2011, and the Hilton San Diego Bayfront acquired by the Company on April 15, 2011.

(2) Includes 100% of the operating results for both the Doubletree Guest Suites Times Square and the Hilton San Diego Bayfront.

(3) Adjusted Net Income / (Loss) for the year ended December 31, 2010 includes the following adjustments: (1) Courtyard by Marriott Los Angeles add back of $6,000 related to management transition costs; (2) Doubletree Guest Suites Minneapolis add back of $3,000 related to management transition costs; (3) Doubletree Guest Suites Times Square add back of $4.0 million to prior ownership results related to amortization of lease intangibles; (4) Embassy Suites Chicago add back of $10,000 related to management transition costs; (5) Hilton Del Mar add back of $19,000 related to management transition costs; (6) Hilton North Houston add back of $18,000 related to management transition costs; (7) Hilton Times Square add back of $0.3 million related to amortization of lease intangibles and $4,000 related to management transition costs; (8) Kahler Inn & Suites add back of $6,000 related to management transition costs; (9) Kahler Grand add back of $20,333 related to management transition costs; (10) Marriott Del Mar add back of $27,000 related to amortization of lease intangibles; (11) Marriott Houston add back of $14,000 related to management transition costs; (12) Marriott Park City add back of $12,000 related to management transition costs; (13) Marriott Rochester add back of $7,000 related to management transition costs; (14) Residence Inn by Marriott Rochester add back of $3,000 related to management transition costs; and (15) Sheraton Cerritos add back of $13,000 related to management transition costs.

(4) Total Comparable Portfolio for the year ended December 31, 2009 includes operating results for the Renaissance Westchester prior to the period the hotel was held in receivership before the Company's reacquisition of the hotel on June 14, 2010, as well as prior ownership results for the Doubletree Guest Suites Times Square acquired by the Company on January 14, 2011, the JW Marriott New Orleans acquired by the Company on February 15, 2011, and the Hilton San Diego Bayfront acquired by the Company on April 15, 2011.



Property-Level EBITDA Reconciliation
Q2 2011

	(Unaudited and in thousands)	Total Revenues	Adjusted Net Income / (Loss) (3)	Plus: Depreciation	Plus: Interest Expense	Equals: Hotel EBITDA	Hotel EBITDA Margins
				For the Three Months Ended June 30, 2011			
1	Courtyard by Marriott Los Angeles	$ 1,991	$ 164	$ 244	$ -	$ 408	20.5%
2	Doubletree Guest Suites Minneapolis	2,371	265	301	240	806	34.0%
3	Doubletree Guest Suites Times Square (2)	16,538	3,139	2,070	951	6,160	37.2%
4	Embassy Suites Chicago	6,871	2,123	882	1,064	4,069	59.2%
5	Embassy Suites La Jolla	4,502	(196)	913	1,159	1,876	41.7%
6	Fairmont Newport Beach	6,429	220	1,370	-	1,590	24.7%
7	Hilton Del Mar	2,974	(19)	363	345	689	23.2%
8	Hilton North Houston	4,963	(328)	819	483	974	19.6%
9	Hilton San Diego Bayfront (2)	27,981	1,180	5,652	2,271	9,103	32.5%
10	Hilton Times Square	13,084	180	2,109	1,247	3,536	27.0%
11	Hyatt Regency Newport Beach	7,644	767	679	-	1,446	18.9%
12	JW Marriott New Orleans	7,894	(212)	1,774	1,439	3,001	38.0%
13	Kahler Grand	6,407	1,007	793	382	2,182	34.1%
14	Kahler Inn & Suites	1,725	365	289	-	654	37.9%
15	Marriott Boston Long Wharf	10,656	(491)	1,964	2,486	3,959	37.2%
16	Marriott Del Mar	3,680	(558)	372	691	505	13.7%
17	Marriott Houston	3,520	(232)	508	317	593	16.8%
18	Marriott Park City	1,229	(689)	320	208	(161)	-13.1%
19	Marriott Philadelphia	4,913	665	457	375	1,497	30.5%
20	Marriott Portland	3,113	1,013	285	-	1,298	41.7%
21	Marriott Quincy	6,333	546	1,117	-	1,663	26.3%
22	Marriott Rochester	2,949	548	520	-	1,068	36.2%
23	Marriott Troy	3,692	(263)	574	484	795	21.5%
24	Marriott Tysons Corner	6,191	973	771	618	2,362	38.2%
25	Renaissance Harborplace	11,072	437	2,011	1,307	3,755	33.9%
26	Renaissance Los Angeles Airport	5,172	211	717	-	928	17.9%
27	Renaissance Long Beach	4,692	166	604	419	1,189	25.3%
28	Renaissance Orlando Resort at SeaWorld ®	10,945	(232)	1,884	1,166	2,818	25.7%
29	Renaissance Washington DC	19,267	3,575	1,884	1,981	7,440	38.6%
30	Renaissance Westchester	5,048	333	300	-	633	12.5%
31	Residence Inn by Marriott Rochester	978	321	136	-	457	46.7%
32	Sheraton Cerritos	2,802	348	417	-	765	27.3%
	Total Comparable Portfolio (1)	**217,626**	**15,326**	**33,099**	**19,633**	**68,058**	**31.3%**
	Prior Ownership Results (1)						
	Hilton San Diego Bayfront (2)	4,064	17	917	312	1,246	30.7%
	Total Actual Portfolio	$ 213,562	$ 15,309	$ 32,182	$ 19,321	$ 66,812	**31.3%**

*Footnotes on page 55.











Property-Level EBITDA Reconciliation
Q2 2010

	(Unaudited and in thousands)	Total Revenues	Adjusted Net Income / (Loss) (5)	Plus: Depreciation	Plus: Interest Expense	Equals: Hotel EBITDA	Hotel EBITDA Margins
				For the Three Months Ended June 30, 2010			
1	Courtyard by Marriott Los Angeles	$ 2,092	$ 351	$ 176	$ 1	$ 528	25.2%
2	Doubletree Guest Suites Minneapolis	2,186	271	209	245	725	33.2%
3	Doubletree Guest Suites Times Square (2)	14,850	2,135	1,869	992	4,996	33.6%
4	Embassy Suites Chicago	6,028	283	682	1,070	2,035	33.8%
5	Embassy Suites La Jolla	4,402	(311)	934	1,157	1,780	40.4%
6	Fairmont Newport Beach	5,890	(519)	1,425	-	906	15.4%
7	Hilton Del Mar	2,866	(292)	367	353	428	14.9%
8	Hilton North Houston	5,593	(206)	826	490	1,110	19.8%
9	Hilton San Diego Bayfront (2)	24,485	1,101	4,867	2,385	8,353	34.1%
10	Hilton Times Square	12,183	127	2,250	1,255	3,632	29.8%
11	Hyatt Regency Newport Beach	7,415	764	686	-	1,450	19.6%
12	JW Marriott New Orleans	7,117	1,027	525	589	2,140	30.1%
13	Kahler Grand	5,833	456	681	391	1,528	26.2%
14	Kahler Inn & Suites	1,762	286	221	161	668	37.9%
15	Marriott Boston Long Wharf	11,134	(130)	1,941	2,486	4,297	38.6%
16	Marriott Del Mar	3,502	(564)	381	694	511	14.6%
17	Marriott Houston	3,273	(48)	410	324	686	21.0%
18	Marriott Park City	1,065	(743)	266	213	(264)	-24.8%
19	Marriott Philadelphia	4,445	262	452	384	1,098	24.7%
20	Marriott Portland	2,895	689	304	-	993	34.3%
21	Marriott Quincy	6,277	515	1,037	-	1,552	24.7%
22	Marriott Rochester	3,039	276	445	265	986	32.4%
23	Marriott Troy	3,584	(433)	568	496	631	17.6%
24	Marriott Tysons Corner	5,447	512	707	632	1,851	34.0%
25	Renaissance Harborplace	11,104	100	2,055	1,386	3,541	31.9%
26	Renaissance Los Angeles Airport	4,448	(299)	699	-	400	9.0%
27	Renaissance Long Beach	4,038	(238)	628	428	818	20.3%
28	Renaissance Orlando Resort at SeaWorld ®	11,863	164	1,870	1,191	3,225	27.2%
29	Renaissance Washington DC	18,136	2,287	1,906	2,007	6,200	34.2%
30	Renaissance Westchester	4,336	177	306	-	483	11.1%
31	Residence Inn by Marriott Rochester	880	286	138	-	424	48.2%
32	Sheraton Cerritos	2,636	252	368	-	620	23.5%
	Total Comparable Portfolio (4)	**204,804**	**8,538**	**30,199**	**19,595**	**58,331**	**28.5%**
	Prior Ownership Results (4)						
	Renaissance Westchester	4,072	197	255	-	452	11.1%
	Doubletree Guest Suites Times Square (2)	14,850	2,135	1,869	992	4,996	33.6%
	JW Marriott New Orleans	7,117	1,027	525	589	2,141	30.1%
	Hilton San Diego Bayfront (2)	24,485	1,101	4,867	2,385	8,353	34.1%
	Total Actual Portfolio	**$ 154,280**	**$ 4,078**	**$ 22,683**	**$ 15,629**	**$ 42,389**	**27.5%**

*Footnotes on page 55.



Property-Level EBITDA Reconciliation
Q2 2011/2010

(1) Total Comparable Portfolio for the three months ended June 30, 2011 includes prior ownership results for the Hilton San Diego Bayfront acquired by the Company on April 15, 2011.

(2) Includes 100% of the operating results for both the Doubletree Guest Suites Times Square and the Hilton San Diego Bayfront.

(3) Adjusted Net Income / (Loss) for the three months ended June 30, 2011 includes the following adjustments: (1) Doubletree Guest Suites Times Square add back of $0.9 million to actual results related to amortization of lease intangibles; (2) Hilton Times Square add back of $0.1 million related to amortization of lease intangibles; and (3) Marriott Del Mar add back of $7,000 related to amortization of lease intangibles.

(4) Total Comparable Portfolio for the three months ended June 30, 2010 includes operating results for the Renaissance Westchester while it was held in receivership prior to the Company's reacquisition of the hotel on June 14, 2010, as well as prior ownership results for the Doubletree Guest Suites Times Square acquired by the Company on January 14, 2011, the JW Marriott New Orleans acquired by the Company on February 15, 2011, and the Hilton San Diego Bayfront acquired by the Company on April 15, 2011.

(5) Adjusted Net Income / (Loss) for the three months ended June 30, 2010 includes the following adjustments: (1) Embassy Suites Chicago add back of $57,000 related to management transition costs; (2) Doubletree Guest Suites Times Square add back of $1.0 million to prior ownership results related to amortization of lease intangibles; (3) Hilton Del Mar add back of $28,000 related to management transition costs; (4) Hilton Times Square add back of $127,000 related to amortization of lease intangibles; (5) Marriott Del Mar add back of $23,000 related to amortization of lease intangibles.

        

Property-Level EBITDA Reconciliation
YTD Q2 2011

For the Six Months Ended June 30, 2011

	(Unaudited and in thousands)	Total Revenues	Adjusted Net Income / (Loss) (3)	Plus: Depreciation	Plus: Interest Expense	Equals: Hotel EBITDA	Hotel EBITDA Margins
1	Courtyard by Marriott Los Angeles	$ 4,022	$ 493	$ 418	$ -	$ 911	22.7%
2	Doubletree Guest Suites Minneapolis	3,601	(160)	537	478	855	23.7%
3	Doubletree Guest Suites Times Square (2)	27,986	1,568	4,109	1,974	7,651	27.3%
4	Embassy Suites Chicago	10,302	118	1,700	2,117	3,935	38.2%
5	Embassy Suites La Jolla	8,696	(692)	1,867	2,316	3,491	40.1%
6	Fairmont Newport Beach	12,483	(340)	2,748	-	2,408	19.3%
7	Hilton Del Mar	5,669	(243)	722	688	1,167	20.6%
8	Hilton North Houston	10,281	(651)	1,635	962	1,946	18.9%
9	Hilton San Diego Bayfront (2)	57,857	4,365	10,820	4,706	19,591	33.9%
10	Hilton Times Square	22,488	(2,252)	4,442	2,485	4,675	20.8%
11	Hyatt Regency Newport Beach	13,879	1,134	1,359	-	2,493	18.0%
12	JW Marriott New Orleans	15,123	415	2,922	2,012	5,349	35.4%
13	Kahler Grand	11,900	1,295	1,531	762	3,588	30.2%
14	Kahler Inn & Suites	3,518	821	517	-	1,338	38.0%
15	Marriott Boston Long Wharf	17,178	(4,115)	3,924	4,945	4,754	27.7%
16	Marriott Del Mar	7,387	(895)	726	1,377	1,208	16.4%
17	Marriott Houston	6,425	(711)	932	632	853	13.3%
18	Marriott Park City	5,714	719	613	415	1,747	30.6%
19	Marriott Philadelphia	8,497	330	905	749	1,984	23.3%
20	Marriott Portland	5,524	1,355	567	-	1,922	34.8%
21	Marriott Quincy	10,408	(311)	2,222	-	1,911	18.4%
22	Marriott Rochester	5,383	619	1,004	-	1,623	30.2%
23	Marriott Troy	7,024	(799)	1,136	966	1,303	18.6%
24	Marriott Tysons Corner	10,516	733	1,458	1,233	3,424	32.6%
25	Renaissance Harborplace	18,611	(1,952)	4,014	2,677	4,739	25.5%
26	Renaissance Los Angeles Airport	10,465	255	1,426	-	1,681	16.1%
27	Renaissance Long Beach	9,541	441	1,204	835	2,480	26.0%
28	Renaissance Orlando Resort at SeaWorld ®	26,030	2,174	3,722	2,325	8,221	31.6%
29	Renaissance Washington DC	35,470	4,316	3,725	3,968	12,009	33.9%
30	Renaissance Westchester	8,454	(34)	594	-	560	6.6%
31	Residence Inn by Marriott Rochester	1,942	604	275	-	879	45.3%
32	Sheraton Cerritos	4,902	206	792	-	998	20.4%
	Total Comparable Portfolio (1)	**407,276**	**8,806**	**64,566**	**38,622**	**111,694**	**27.4%**
	Prior Ownership Results (1)						
	Doubletree Guest Suites Times Square (2)	1,560	(313)	261	138	86	5.5%
	JW Marriott New Orleans	3,277	175	262	287	724	22.1%
	Hilton San Diego Bayfront (2)	33,939	3,366	5,785	2,583	11,734	34.6%
	Total Actual Portfolio	$ 368,500	$ 5,578	$ 58,258	$ 35,614	$ 99,150	**26.9%**

*Footnotes on page 58.

        

Property-Level EBITDA Reconciliation
YTD Q2 2010

For the Six Months Ended June 30, 2010

(Unaudited and in thousands)	Total Revenues	Adjusted Net Income / (Loss) (5)	Plus: Depreciation	Plus: Interest Expense	Equals: Hotel EBITDA	Hotel EBITDA Margins
1 Courtyard by Marriott Los Angeles	$ 4,298	$ 772	$ 352	$ 1	$ 1,125	26.2%
2 Doubletree Guest Suites Minneapolis	3,496	(52)	417	489	854	24.4%
3 Doubletree Guest Suites Times Square (2)	24,882	267	3,738	1,925	5,930	23.8%
4 Embassy Suites Chicago	9,234	(1,283)	1,361	2,123	2,201	23.8%
5 Embassy Suites La Jolla	8,350	(893)	1,860	2,315	3,282	39.3%
6 Fairmont Newport Beach	11,732	(846)	2,850	-	2,004	17.1%
7 Hilton Del Mar	5,369	(614)	733	704	823	15.3%
8 Hilton North Houston	11,705	(66)	1,791	975	2,700	23.1%
9 Hilton San Diego Bayfront (2)	48,905	2,891	9,735	4,718	17,344	35.5%
10 Hilton Times Square	21,250	(2,590)	4,624	2,494	4,528	21.3%
11 Hyatt Regency Newport Beach	13,469	1,067	1,376	-	2,443	18.1%
12 JW Marriott New Orleans	14,411	2,248	1,050	1,166	4,464	31.0%
13 Kahler Grand	10,756	448	1,360	780	2,588	24.1%
14 Kahler Inn & Suites	3,567	26	438	843	1,307	36.6%
15 Marriott Boston Long Wharf	17,922	(3,589)	3,861	4,945	5,217	29.1%
16 Marriott Del Mar	7,274	(886)	781	1,380	1,275	17.5%
17 Marriott Houston	6,393	(316)	821	647	1,152	18.0%
18 Marriott Park City	5,184	462	530	425	1,417	27.3%
19 Marriott Philadelphia	7,957	(173)	900	767	1,494	18.8%
20 Marriott Portland	5,314	962	696	-	1,658	31.2%
21 Marriott Quincy	10,630	(150)	2,070	-	1,920	18.1%
22 Marriott Rochester	5,751	(591)	890	1,385	1,684	29.3%
23 Marriott Troy	7,009	(1,145)	1,138	989	982	14.0%
24 Marriott Tysons Corner	10,061	477	1,400	1,262	3,139	31.2%
25 Renaissance Harborplace	18,726	(2,184)	4,135	2,756	4,707	25.1%
26 Renaissance Los Angeles Airport	9,349	(269)	1,399	-	1,130	12.1%
27 Renaissance Long Beach	8,805	76	1,267	854	2,197	25.0%
28 Renaissance Orlando Resort at SeaWorld ®	25,148	1,785	3,762	2,374	7,921	31.5%
29 Renaissance Washington DC	33,399	2,622	3,760	4,020	10,402	31.1%
30 Renaissance Westchester	8,548	326	612	-	938	11.0%
31 Residence Inn by Marriott Rochester	1,665	459	271	-	730	43.8%
32 Sheraton Cerritos	4,993	331	745	-	1,076	21.6%
Total Comparable Portfolio (4)	**385,552**	**(428)**	**60,723**	**40,337**	**100,632**	**26.1%**
Prior Ownership Results (4)						
Renaissance Westchester	8,285	346	561	-	907	10.9%
Doubletree Guest Suites Times Square (2)	24,882	267	3,738	1,925	5,930	23.8%
JW Marriott New Orleans	14,411	2,248	1,050	1,166	4,464	31.0%
Hilton San Diego Bayfront (2)	48,905	2,891	9,735	4,718	17,344	35.5%
Total Actual Portfolio	**$ 289,069**	**$ (6,180)**	**$ 45,639**	**$ 32,528**	**$ 71,987**	**24.9%**

*Footnotes on page 58.











Property-Level EBITDA Reconciliation
YTD 2011/2010

(1) Total Comparable Portfolio for the six months ended June 30, 2011 includes prior ownership results for the Doubletree Guest Suites Times Square acquired by the Company on January 14, 2011, the JW Marriott New Orleans acquired by the Company on February 15, 2011, and the Hilton San Diego Bayfront acquired by the Company on April 15, 2011.

(2) Includes 100% of the operating results for both the Doubletree Guest Suites Times Square and the Hilton San Diego Bayfront.

(3) Adjusted Net Income / (Loss) for the six months ended June 30, 2011 includes the following adjustments: (1) Doubletree Guest Suites Times Square add back of $1.8 million to actual results and $0.1 million to prior ownership results related to amortization of lease intangibles; (2) Hilton Times Square add back of $82,000 related to management transition costs and $0.1 million related to amortization of lease intangibles; and (3) Marriott Del Mar add back of $13,000 related to amortization of lease intangibles.

(4) Total Comparable Portfolio for the six months ended June 30, 2010 includes operating results for the Renaissance Westchester while it was held in receivership prior to the Company's reacquisition of the hotel on June 14, 2010, as well as prior ownership results for the Doubletree Guest Suites Times Square acquired by the Company on January 14, 2011, the JW Marriott New Orleans acquired by the Company on February 15, 2011, and the Hilton San Diego Bayfront acquired by the Company on April 15, 2011.

(5) Adjusted Net Income / (Loss) for the six months ended June 30, 2010 includes the following adjustments: (1) Embassy Suites Chicago add back of $57,000 related to management transition costs; (2) Doubletree Guest Suites Times Square add back of $2.0 million to prior ownership results related to amortization of lease intangibles; (3) Hilton Del Mar add back of $28,000 related to management transition costs; (4) Hilton Times Square add back of $127,000 related to amortization of lease intangibles; (5) Marriott Del Mar add back of $23,000 related to amortization of lease intangibles.









